       As filed with the Securities and Exchange Commission on January 18, 2001.
                                                      Registration No. 333-38044

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM SB-2

                             REGISTRATION STATEMENT
                                      UNDER
                             SECURITIES ACT OF 1933
                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified on its Charter)

           Delaware                        7385                 93-1197477
------------------------------       -----------------      -----------------
(State or other jurisdiction of      (Primary Standard      (I.R.S. Employer
incorporation or organization)       Industrial Classi-       Identification
                                     fication Code               Number)
                                     Number)

                           11 Sundial Circle, Suite 17
                             Carefree, Arizona 85377
                                 (480) 575-6972

     -----------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                J. Andrew Moorer
                    Guardian Technologies International, Inc.

                           11 Sundial Circle, Suite 17
                             Carefree, Arizona 85377
                                 (480) 575-6972

           ----------------------------------------------------------
           (Name, address, including zip code, and telephone number of agent for service of process)

                                   Copies to:
                             David H. Drennen, Esq.
                              Neuman & Drennen, LLC
                             5445 DTC Parkway, PH-4
                            Englewood, Colorado 80111
                                 (303) 221-4700
                               Fax: (303) 488-3454

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:

         As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE



                                       Proposed             Proposed
Title of Each Class                     Amount               Maximum                Maximum                Amount of
of Securities to be                     To be             Offering Price           Aggregate             Registration
Registered                            Registered            Per Share            Offering Price               Fee
-------------------                   ----------            ---------            --------------          -------------

Common Stock, $.0005
par value to be sold by
the Selling Stockholders              4,400,800                $.34                 $1,496,192              $3,950.16

          TOTAL:                      4,400,800                $.34                 $1,496,192              $3,950.16


----------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.


(2) Calculation based on the closing price of the Registrant's common stock on Nasdaq on January 8, 2001. This calculation is made in accordance with Rule 457(c). Pursuant to Rule 416, there are also being registered such additional shares and warrants as may become issuable pursuant to anti-dilution provisions upon the exercise of the warrants


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer would not be permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document or the date of documents incorporated by reference.

                     TABLE OF CONTENTS


                                                       Page

Prospectus Summary                                       8
Risk Factors                                            10
Forward-Looking Statements                              20
Trademarks                                              20
Capitalization                                          21
Dividend Policy                                         21
Use of Proceeds                                         22
The Market for Our Securities                           22
Selected Consolidated Financial Data                    23
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                   24
Business                                                33
Management                                              42
Executive Compensation                                  44
Certain Relationships and Related Transactions          45
Principal Stockholders                                  47
Selling Stockholders                                    49
Plan of Distribution                                    52
Limitation on Directors' Liability Indemnification      54

                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

                              CROSS-REFERENCE INDEX

         Item No. and Heading
         in Form SB-2                                                           Location
         Registration Statement                                                 in Prospectus

1.       Front of Registration Statement and                                    Forepart of Registration
         Outside Front Cover of Prospectus                                      Outside Front Cover Page
         Statement;                                                             of Prospectus

2.       Inside Front and Outside Back Cover                                    Inside Front and Outside Back
         Pages of Prospectus                                                    Cover Pages of Prospectus

3.       Summary Information and Risk Factors                                   Front Cover Page

4.       Use of Proceeds                                                        Use of Proceeds; Risk Factors

5.       Determination of Offering Price                                                *

6.       Dilution                                                               Dilution; Risk Factors

7.       Selling Security Holders                                               Selling Stockholders

8.       Plan of Distribution                                                   Plan of Distribution

9.       Legal Proceedings                                                      Legal Proceedings

10.      Directors, Executive Officers,                                         Management
         Promoters, and Control Persons

11.      Security Ownership of Certain                                          Principal Stockholders
         Beneficial Owners and Management

12.      Description of Securities                                              Description of Securities

13.      Interest of Named Experts and Counsel                                  Legal Matters; Experts

14.      Disclosure of Commission Position on                                   Limitation on Directors'
         Indemnification for Securities Act                                     Liability; Indemnification
         Liabilities

15.      Organization Within Last Five Years                                    Prospectus Summary - General
                                                                                Information About Us and Our
                                                                                Business

16.      Description of Business                                                Prospectus Summary; Risk
                                                                                Factors; Business

17.      Management's Discussion and                                            Management's Analysis of
         Analysis or Plan of Operations                                         Financial Condition and
                                                                                Results of Operations

18.      Description of Property                                                Business

19.      Certain Relationships and Related                                      Certain Relationships and
         Transactions                                                           Related Transactions

20.      Market for Common Equity and                                           The Market for our Securities
         Related Stockholder Matters

21.      Executive Compensation                                                 Executive Compensation

22.      Financial Statements                                                   Financial Statements

23.      Changes in and Disagreements with                                              *
         Accountants on Accounting and
         Financial Disclosure


* Omitted from prospectus because item is inapplicable or answer is in the negative

                                   PROSPECTUS

                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

                        4,400,800 SHARES OF COMMON STOCK

         This is a public offering of 4,400,800 Shares of our common stock. 800,800 of the Shares are being offered by certain stockholders who acquired them from us in private transactions. The remaining shares may be offered by such persons if they exercise warrants or options we have issued to them. We will not receive any of the proceeds from the offer and sale of the shares. If the warrants or options are exercised in full, we will receive proceeds of $4,312,500 from such exercise.


         The Nasdaq Small Cap Market lists our shares under the symbol "GRDN."

         INVESTING IN THE SHARES INVOLVES RISKS. YOU SHOULD NOT PURCHASE THE SHARES UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

         The information in this prospectus is not complete. It might change. The selling stockholders are not allowed to sell the shares offered by this prospectus until the registration statement that we have filed with the SEC becomes effective. This prospectus is not an offer to sell the securities- and does not solicit offers to buy-in any state where the offer or sale is not permitted.





                 The date of this prospectus is January, 2001.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information regarding our company and the shares of the common stock being sold in this offering and our historical financial statements and notes thereto included elsewhere in this prospectus. Our board of directors authorized a two-for-one forward split of our common stock, which was effective on April 3, 2000. All share amounts reflect that stock split, including historical numbers and stock prices.

GENERAL INFORMATION ABOUT US AND OUR BUSINESS

         Guardian Technologies International, Inc., a Delaware corporation, was originally incorporated in 1989. We manufacture and distribute ballistic protective equipment, including equipment commonly referred to as body armor. Our product lines include four basic types of ballistic protective vests, ballistic protective shields, a ballistic protective vests for police dogs, aircraft ballistic protective equipment, and assorted other ballistic protective devices, such as ballistic protective blankets and seat cover liners.

         We also are engaged in the specialty steel fabrication business through our 50%-owned subsidiary, Structural Holdings, Inc.



         We also have a wholly-owned subsidiary, Palo Verde Group, Inc., which owns some undeveloped real estate in Arizona and a commercial building and real estate in Wyoming.

         Our executive offices are located at 11 Sundial Circle, Suite 17, Carefree, Arizona 85377, telephone (480) 575-6972. We use the calendar year for our fiscal year.


THE OFFERING



         Common stock offered                                   4,400,800 shares

         Common stock to be outstanding after                   8,374,262 shares
            this offering

         Nasdaq Market Symbol                                   GRDN



         The total number of shares outstanding after the offering is based on 4,112,462 shares outstanding as of January 8, 2001, and the 4,400,800 shares offered by this prospectus. It excludes:

         - 300,000 options granted or to be granted under an employment agreement outstanding on January 8, 2001, and


         - 1,628,712 shares issuable upon exercise of warrants that are exercisable at $7.50 per share.

         All of the shares are being offered by selling stockholders, who must deliver a copy of this prospectus to persons who buy them. The selling stockholders will probably sell the shares at prevailing market prices, through broker-dealers, although they are not required to do so. The selling stockholders will retain all of the proceeds of their sales, except for commissions they may pay broker-dealers. We will not receive any money when they sell. However, we will receive the proceeds from the exercise of the warrants. We are paying the costs of registering the shares.


         The market price of our common stock has fluctuated significantly since it was first traded. The last price that the shares were sold for on January 8, 2001, was $.34.

                             SUMMARY FINANCIAL DATA

     The following financial information summarizes the more complete historical financial information enclosed in this prospectus. You should read the information below along with all other financial information and analyses in this prospectus. Please do not assume that the results below indicate results we will achieve in the future.



                                 Year Ended         Nine Months
                                 December 31,          Ended
                                     1999        September 30, 2000
                                 ------------    ------------------

Current assets                   $    868,459      $    1,086,068
Equity investment                   1,027,376             771,365
Property and equipment, net            52,064             342,373
Total assets                        1,960,109           2,340,220
Current liabilities                   362,030             156,348
Working capital                       506,429             929,720
Shareholders' equity             $  1,561,590           2,075,091



                              For the Periods Ended                      Nine Months
                                    December 31,                      Ended September 30,
                                1999              1998             2000               1999
                            -----------       -----------       -----------       -----------
Net sales                   $ 1,100,076         1,656,649           460,218       $   852,071
Gross profit                    163,424           278,672            69,033           191,836
Operating loss                 (954,220)         (419,184)         (705,619)         (409,808)
Equity in net earnings
(loss) of investment             33,467                --          (211,011)          300,000
Net income (loss)           $  (825,076)         (447,255)         (754,020)           36,202

                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

         This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

RISKS RELATING TO OUR BUSINESSES

IF WE ARE UNABLE TO COMPLETE AND INTEGRATE ACQUISITIONS, WE MAY BE
UNSUCCESSFUL.

         We intend to grow through the acquisition of businesses and assets that will complement our current businesses. We cannot be certain that we will be able to complete attractive acquisitions, obtain financing for acquisitions on satisfactory terms, or successfully acquire identified targets. We may not be successful in integrating acquired businesses into our existing operations. This integration may result in unanticipated liabilities or unforeseen operational difficulties, which may be material, or require a disproportionate amount of management's attention. Competition for acquisition opportunities in our industries may rise, thereby increasing our cost of making acquisitions or causing us to refrain from making further acquisitions.

         We intend to consider acquisitions of and alliances with other companies in industries that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to industries and markets that we do not currently serve. We cannot provide assurance that suitable acquisition or alliance candidates can be identified or, if identified, that we will be able to consummate such transactions. We also cannot assure that we will be able to integrate successfully any acquired companies into our existing operations, which could increase our operating expenses. Moreover, any acquisition may result in potentially dilutive issuances of equity securities, incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. Acquisitions involve numerous risks, such as diverting attention of our management from other business concerns, our entrance into markets in which we have had no or only limited experience, and the potential loss of key employees of the acquired company, any of which could have a material adverse effect on our business, financial condition and operating results.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL. IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WE WILL BE UNABLE TO SUCCEED IN OUR BUSINESS PLAN.

                  Our success depends on the continued services of our senior management and key employees, particularly Messrs. Moorer and Payne, as well as our ability to attract additional members to our management team with experience in the steel fabrication and protective equipment industries. Although we intend to implement a stock option plan designed to retain key management and other employees, and we believe that we offer competitive compensation to such personnel other than with Mr. Moorer, we have no employment agreements with our management or key employees. The unexpected loss of the services of any of our management or other key personnel, or our inability to attract new management when necessary, could have a material adverse effect upon us.


THE INDUSTRIES IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE. IF WE ARE UNABLE TO BE COMPETITIVE, OUR PROFIT MARGINS MAY SUFFER.

                  The industries in which we operate are highly competitive in all product and service lines. Some of our competitors have significantly greater financial resources, larger facilities and operations and depth and experience of personnel. In the security industry, some of our competitors have more recognizable trademarks for products similar to those sold by us. In addition, our competitors may develop or improve their products, which could render our products obsolete or less marketable. The security industry is extremely competitive and highly fragmented. We expect that the level of competition will increase in the future. We cannot assure you that we will be able to continue to compete successfully.

                  Many small and various large companies offer fabrication, erection, and related services that compete with those we provide. Local and regional companies offer competition in one or more of our geographic markets or product segments. Out of state or international companies may provide competition in any market. We compete for every project we obtain. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, safety record and reputation, price competition usually is the primary factor in determining which qualified contractor with available equipment is awarded a contract. Competition has resulted in pressure on pricing and operating margins, and the effects of competitive pressure in the industry may continue. Many of our competitors have greater capital and other resources than we do and are well established in their respective markets. We cannot assure that our competitors will not substantially increase their commitment of resources devoted to competing aggressively with us or that we will be able to compete profitably with our competitors.


WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, COMPLIANCE WITH WHICH COULD BE COSTLY AND ERODE OUR PROFITABILITY, OR SUBJECT US TO GOVERNMENTAL ENFORCEMENT ACTIONS.

                  We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our protective equipment products. In addition, we are obligated to comply with a variety of federal, state and local regulations governing certain aspects of our operations and the workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, State and Transportation, and the U.S. Environmental Protection Agency

                  To the extent that we sell our products internationally, we are subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. We operate in countries known to experience endemic corruption. Our activities in such countries, though limited, create the risk of an unauthorized payment by an employee or agent of ours that would be in violation of various laws including the Foreign Corrupt Practices Act. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties that could have a material adverse effect on our business, financial condition, and operating results.

                  Many aspects of our operations are subject to governmental regulations in the United States, including regulations relating to occupational health and workplace safety, principally the Occupational Safety and Health Act and regulations thereunder. In addition, we are subject to licensure and we hold or have applied for licenses in each of the states in the United States in which we operate and in certain local jurisdictions within such states. Although we believe that we are in material compliance with applicable laws and permitting requirements, there can be no assurance that we will be able to maintain this status. Further, we cannot determine to what extent our future operations and earnings may be affected by new legislation, new regulations, or changes in or new interpretations of existing regulations.

THE FAILURE OF OUR PRODUCTS COULD GIVE RISE TO PRODUCT LIABILITY CLAIMS

                  Our protective equipment products are used in applications where their failure could result in serious personal injuries and death. We believe that the insurance coverage that we maintain is adequate under the circumstances. However, we cannot assure that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure that this or any other insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. Any substantial uninsured loss could have a material adverse effect on our business, financial condition, and operating results. In addition, the inability to obtain product liability coverage would prohibit us from bidding for orders from certain municipal customers since, at present, many municipal bids require such coverage, and any such inability would have a material adverse effect on our business, financial condition and operating results.


THERE ARE LIMITED SOURCES FOR SOME OF OUR RAW MATERIALS WHICH COULD MAKE US VULNERABLE TO PRICE INCREASES AND/OR PRODUCT SHORTAGES.


     The primary raw material that we use in manufacturing ballistic- resistant garments is Spectrashield, a patented product of Honeywell. Although we enjoy a good relationship with Honeywell, if our supply of that material were cut off or if there were a material increase in the prices of that material, our manufacturing operations could be severely curtailed and our business, financial condition and operating results would be materially adversely affected.

         Although the raw materials we use in our steel fabrication business are available from numerous suppliers, steel prices have risen in the past and may rise again. An unexpected rise in the price of steel or other raw materials would increase our costs on projects, and could result in reducing our profit margins, or even create losses on certain projects.


MANY OF OUR CUSTOMERS HAVE FLUCTUATING BUDGETS WHICH COULD RESULT IN REDUCED DEMAND FOR OUR PRODUCTS.


                  Customers for our protective equipment products include law enforcement and governmental agencies. Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for law enforcement. Many domestic and foreign government agencies have experienced budget deficits that have led to decreased spending in certain areas. Our operating results may be subject to substantial period-to-period fluctuations as a result of these and other factors affecting capital spending. A reduction of funding for law enforcement related to security products or funding for military base construction related to steel fabrication products could have a material adverse effect on our business, financial condition, and operating results.

WE ARE DEPENDENT UPON OUR PROPRIETARY TECHNOLOGY

                  We are dependent in our protective equipment business upon a variety of methods and techniques that we regard as proprietary trade secrets. We are also dependent upon a variety of trademarks, service marks, and designs to promote brand name development and recognition. We rely on a combination of trade secrets, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology. Any unenforceability or misappropriation of our intellectual property could have a material adverse effect on our business, financial condition, and operating results. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources which could have a material adverse effect on our business, financial condition and operating results. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products which could have a material adverse effect on our business, financial condition and operating results.

OUR STEEL FABRICATION BUSINESS' DEPENDENCE ON THE CONSTRUCTION INDUSTRY MAY CREATE VARIATIONS IN OUR OPERATING RESULTS.

                  Our steel fabrication business has experienced variations in its operating results because of a number of factors, many of which are outside our control. We expect that those variations may continue. In particular, our operating results may vary because of downturns in one or more segments of the building construction industry, changes in economic conditions, our failure to obtain, or delays in awards of, major projects, the cancellation of major projects, our failure to timely replace projects that have been completed or are nearing completion, or declines in the amount of our billings in excess of costs and recognized earnings on uncompleted projects. Any of these factors could result in the periodic inefficient or underutilization of our resources and could cause our operating results to fluctuate significantly from period to period, including on a quarterly basis.

         Our steel fabrication business earns virtually all of its revenues in the building construction industry, which is subject to local, regional, and national economic cycles. Those revenues and cash flows depend to a significant degree on major construction projects in various industries, including government military installations, commercial offices and hotels, and school systems, each of which industries may be adversely affected by general or specific economic conditions. If construction activity declines significantly in our principal markets, our business, financial condition and operating results would be adversely affected.

         When we bid on projects, we estimate our costs, including projected increases in costs of labor, materials, and services. Costs and gross profit realized on a fixed price contract may vary from estimated amounts because of unforeseen conditions or changes in job conditions, variations in labor and equipment productivity over the terms of contracts, higher than expected increases in labor or material costs, and other factors. These variations could have a material adverse effect on our business, financial condition, and operating results for any period.

                  We routinely rely on subcontractors to perform a portion of our fabrication and all of our project detailing to fulfill projects that we cannot fulfill in-house due to capacity constraints, or that are in markets in which we have not established a strong local presence. In order to complete these projects successfully we must retain and successfully manage these subcontractors. Any difficulty we may have in attracting and retaining qualified subcontractors on terms and conditions favorable to us could have an adverse effect on our ability to complete these projects in a timely and cost effective manner.

OUR USE OF PERCENTAGE OF COMPLETION ACCOUNTING MAY ADVERSELY AFFECT OPERATING RESULTS IN FUTURE PERIODS.

                  We recognize steel fabrication revenues using the percentage of completion accounting method. Under this method, we recognize revenue based on the ratio that costs incurred to date bear to the total estimated costs to complete the project. We estimate losses on contracts in full when we determine that we will incur a loss on the project. We frequently review and revise revenues and total cost estimates as work progresses on a contract and as contracts are modified. Accordingly, we reflect revenue adjustments based upon the revised completion percentage in the period that estimates are revised. Although we base revenue estimates on management assumptions supported by historical experience, these estimates could vary materially from actual results. To the extent percentage of completion adjustments reduce previously reported revenues, we would recognize a charge against operating results, which could have a material adverse effect on our operating results for the applicable period.

THE CONCENTRATION OF OUR STEEL FABRICATION OPERATIONS IN ONE INDUSTRY AND IN ONE GEOGRAPHICAL REGION MAY CREATE PERIODIC FLUCTUATIONS OF OUR REVENUES.

                  Our fabrication and erection operations currently are conducted primarily in the governmental sector of the construction industry, which has experienced substantial growth during recent years. Because of this concentration, future construction activity and our business may be adversely affected in the event of a downturn in economic conditions existing in the governmental sector, including military base construction as well as commercial construction in the Oklahoma area and in the Southern United States generally. Factors that may affect economic conditions include increases in interest rates or limitations in the availability of financing for construction projects, decreases in the amount of funds budgeted for governmental projects, decreases in capital expenditures devoted to the construction of plants, distribution centers, industrial facilities, hotels, office buildings, convention centers, and other facilities, and downturns in occupancy rates, office space demand, tourism and convention related activity and population growth.

THE NATURE OF OUR OPERATIONS CREATES RISKS OF COSTLY LITIGATION AND DAMAGES THAT WE MAY NOT BE ADEQUATELY INSURED AGAINST.

                  Construction and heavy steel plate weldments involve a high degree of operational risk. Natural disasters, adverse weather conditions, design, fabrication, and erection errors, and work environment accidents can cause death or personal injury, property damage and suspension of operations. Furthermore, delays in project deliveries can result in significant back charges and/or liquidated damages. The occurrence of any of these events could result in loss of revenues, increased costs, and liability to third parties. Although we are not currently involved in any such claims, we are subject to litigation claims in the ordinary course of our business, including backcharges and liquidated damage claims, and the resultant lawsuits asserting substantial claims. Currently, we do not maintain any reserves for potential litigation, and we expense litigation costs if and when we incur them. We maintain risk management, insurance, and safety programs intended to prevent or mitigate losses. There can be no assurance that any of these programs will be adequate or that we will be able to maintain adequate insurance in the future at rates that we consider reasonable.


OUR OPERATING LOSSES COMBINED WITH THE NATURE OF OUR BUSINESS HAS RESULTED IN A WORKING CAPITAL SHORTAGE.

         Since our inception we have incurred continuing losses, including $825,076 in 1999 and $447,255 in 1998, respectively. If losses continue and/or we are unable to raise adequate capital to fund future operations, we may be required to curtail operations, liquidate assets or enter into capital or financing arrangements on terms which may have an adverse effect on future operations.

                  Our steel fabrication operations require significant amounts of working capital to procure materials for contracts to be performed over relatively long periods, and for purchases and modifications of heavy-duty and specialized fabrication equipment. In addition, our contract arrangements with customers sometimes require us to provide payment and performance bonds and, in selected cases, letters of credit, to partially secure our obligations under our contracts, which may require us to incur significant expenditures prior to receipt of payments. Furthermore, our customers often will retain a portion of amounts otherwise payable to us during the course of a project as a guarantee of completion of that project. To the extent we are unable to receive project payments in the early stages of a project, our cash flow would be reduced, which could have a material adverse effect on our business, financial condition and operating results. To finance our operations, we are customarily highly leveraged, which creates a substantial risk that we would be unable to make timely payments on our debt.

         Structural's notes payable and line of credit have various financial and operational covenants, including certain working capital and debt to equity ratios, operating cash flow to annual debt service ratios, net worth requirements, a limitation on capital expenditures, and a minimum cash flow requirement. It was not in compliance with certain covenants as of December 31, 1999 and as of September 30, 2000. It is currently seeking a waiver of said covenants. Management believes the waiver will be granted; however, we have included the related indebtedness as a current liability until such time that the waiver has been granted.


WE MAY BE ADVERSELY AFFECTED BY APPLICABLE ENVIRONMENTAL LAWS.

                  We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. We cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. We have made and will continue to make capital expenditures in order to comply with environmental requirements. Environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

                  Our operations and properties are affected by numerous federal, state and local environmental protection laws and regulations, such as those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. Compliance with these laws and regulations has become increasingly stringent, complex, and costly. There can be no assurance that such laws and regulations or their interpretation will not change in a manner that could materially and adversely affect us. Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and its state law counterparts, provide for strict and joint and several liability for investigation and remediation of spills and other releases of toxic and hazardous substances. These laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located. Although we have not incurred any material environmental related liability in the past and we believe that we are in material compliance with environmental laws, there can be no assurance that we will not incur such liability in connection with the investigation and remediation of facilities we currently operate (or formerly owned or operated) or other locations in a manner that could materially and adversely affect us.

DELAWARE LAW MAY LIMIT POSSIBLE TAKEOVERS.

                  Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

DELAWARE LAW AND OUR BY-LAWS PROTECT OUR DIRECTORS FROM CERTAIN TYPES OF
LAWSUITS.

         Delaware law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our Bylaws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. We have also entered into indemnity agreements with each of our directors and officers, and we have directors' and officers' liability insurance.

RISKS RELATED TO OUR SHARES

THE MARKET PRICE FOR OUR COMMON STOCK IS VOLATILE.

                  The market price for our common stock has been highly volatile. We believe that a variety of factors, including announcements by us or our competitors, quarterly variations in financial results, trading volume, general market trends, and other factors, have caused, and may in the future cause the market price of our common stock to fluctuate substantially. Due to our relatively small size, our winning or losing a large contract may have the effect of distorting our overall financial results.

WE WILL HAVE BROAD DISCRETION TO ALLOCATE ANY PROCEEDS WE RECEIVE FROM THE EXERCISE OF WARRANTS. WE CANNOT GUARANTEE THAT THE MONIES RECEIVED WILL IMPROVE OUR OPERATIONS.

         Any monies we may receive from the exercise of the warrants have been allocated generally to provide funds for future acquisitions and for working capital for operations. As such, we will use funds as they are received for such purposes and in such proportions as we deem advisable. While we will apply the proceeds in a manner consistent with our fiduciary duty and in a manner consistent with our best interests, we cannot assure you that the monies received will result in any present or future improvement in our operating results.

THE SALES OF RESTRICTED SECURITIES AND SHARES UNDERLYING OPTIONS AND WARRANTS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


         Actual sales or the prospect of future sales of shares of our common stock under Rule 144, and sales or the prospect of sales of shares by means of this prospectus may have a depressive effect upon the price of, and market for, our common stock. As of September 30, 2000, 3,973,462 shares of our common stock were issued and outstanding. Approximately 836,800 of those shares are not presently available to be sold in the public market. If all of the warrants and options covered under this prospectus are exercised, an additional 4,070,000 shares will be issued, or a 100% increase in our shares. Upon the effectiveness of the registration statement of which this prospectus is a part, all of the shares that are issued upon exercise of the warrants, as well as 800,800 of the restricted shares, will be newly available for sale on the open market.


         We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market will probably adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND/OR OUR ABILITY TO ISSUE ADDITIONAL SECURITIES WITHOUT STOCKHOLDER APPROVAL COULD HAVE SUBSTANTIAL DILUTIVE AND OTHER ADVERSE EFFECTS ON EXISTING STOCKHOLDERS AND INVESTORS IN THIS OFFERING.

         We are authorized to issue up to 1,000,000 shares of preferred stock. We can fix and determine the relative rights and preferences of preferred shares and may issue these shares without further stockholder approval. As a result, we could authorize the issuance of a series of preferred stock that would:

         - grant to holders preferred rights to our assets upon liquidation;

         - grant to holders the right to receive dividend coupons before dividends would be declared to common stockholders; and

         - grant to holders the right to the redemption of those shares, together with a premium, prior to the redemption of common stock. Common stockholders have no redemption rights.



         We also have the authority to issue additional shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. We could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. We currently have outstanding options exercisable to purchase up to 470,000 shares of common stock at a weighted average exercise price of $1.04, and warrants exercisable to purchase up to 1,628,712 shares of common stock at an exercise price of $7.50 per share. We also issued warrants to purchase 3,600,000 shares of common stock, exercisable at a weighted average price of $1.06 per share, in January 2000. Holders of the options or warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise terms provided by such options or warrants. Exercise of these warrants and options could have a further dilutive effect on existing stockholders and you as an investor in this Offering.


THE TRADING VOLUME OF OUR COMMON STOCK MAY DIMINISH SIGNIFICANTLY IF OUR COMMON STOCK IS PROHIBITED FROM BEING TRADED ON THE NASDAQ SMALL CAP MARKET.

         The over-the-counter markets for securities such as the shares offered hereby historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and investment markets generally, as well as economic conditions and quarterly variations in our operating results, may adversely affect the market price of our common stock.



         Although our common stock is currently included in Nasdaq Small Cap Market, there can be no assurance that they will remain eligible to be included in Nasdaq. At September 30, 2000, our net tangible assets were slightly above the level required to maintain the listing of our common stock on Nasdaq. In the event that our common stock were no longer eligible to be included in Nasdaq, trading in our common stock could be subject to rules adopted by the Commission regulating broker-dealer practices in connection with transactions in "penny stocks" which could materially, adversely affect the liquidity of our securities. The regulations define a penny stock as any equity security not listed on a regional or national exchange or Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions. The material, adverse effects of such designation could include, among other things, impaired liquidity with respect to our securities and burdensome transactional requirements associated with transactions in our securities, including, but not limited to, waiting periods, account and activity reviews, disclosure of additional personal financial information and substantial written documentation. These requirements could lead to a refusal of certain broker-dealers to trade or make a market in our securities.

                           FORWARD-LOOKING STATEMENTS

                  We believe that it is important to communicate our expectations to our investors. Accordingly, this prospectus contains discussion of events or results that have not yet occurred or been realized. Certain of the matters discussed concerning our operations, economic performance, financial condition, including in particular the execution of acquisition strategies, expansion of product lines and increase of distribution networks or product sales, are areas, among others, which include forward- looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as, "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. You should read forward-looking statements carefully because they discuss our future expectations, contain projections of our future operating results or of our financial position, or state other expectations of future performance. The actions of current and potential new competitors, changes in technology, seasonality, business cycles, and new regulatory requirements are factors that impact greatly upon strategies and expectations and are outside our direct control. There may be events in the future that we are not able accurately to predict or to control. The factors listed in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ from the expectations we express in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section caption "Risk Factors" and elsewhere in this prospectus could materially adversely affect our business, financial condition, and operating results.

                                   TRADEMARKS


         The Spectra(-Registered Mark-), Spectra Shield(-Registered Mark-), Spectra Flex(-TM-), Gold Shield(-TM-) and Gold Flex(-TM-) trademarks included in this prospectus are owned by Honeywell International, Inc.

                                 CAPITALIZATION


         The following table sets forth our total capitalization as of December 31, 1999 and September 30, 2000. We have not made any adjustment for the possible exercise of any options or warrants, although shares sold under this prospectus would have been acquired by the Selling Shareholder through exercise of warrants.


                  This section should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.





                                                                                      As of                 As of
                                                                                 December 31,1999    September 30, 2000
                                                                                 ----------------    ------------------

Long term debt, net of current portion                                                   36,489            108,781
Stockholders' equity:
     Preferred stock, $.20 par value,
         1,000,000 Shares authorized; no shares
         issued and outstanding

     Common stock, $.001 par value; 15,000,000 shares authorized; 2,762,668 shares issued and outstanding on December 31, 1999; 3,973,462 shares issued and outstanding on
         September 30, 2000                                                        $      2,763       $      3,974
     Additional paid-in capital                                                       4,660,908          5,927,218
     Accumulated deficit                                                             (3,102,081)        (3,856,101)

     Total stockholders' equity                                                       1,561,590          2,075,091
     Total capitalization                                                          $  1,598,079       $  2,183,872
                                                                                   ------------       ------------


                                 DIVIDEND POLICY

         We have never declared or paid any dividends on our capital stock. We do not intend to pay dividends on our share of common stock. We intend to retain all future earnings, if any, for use in our business. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, and surplus, general financial condition, contractual restrictions, and other factors as the board of directors may deem relevant.

                                 USE OF PROCEEDS


         We will not receive any of the proceeds from the offer and sale of the shares; however, 4,070,000 of the shares being offered are issuable upon the exercise of warrants and options. If all of those warrants are exercised, we will receive proceeds of $4,312,500. The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but they will pay all commissions, discounts, and other compensation to any securities broker-dealers through whom they sell any of the shares.


         We will utilize the net proceeds, if any, realized from the exercise of the warrants for acquisitions, working capital, and for general corporate purposes, at our discretion. Actual expenditures may vary substantially depending upon economic conditions and opportunities we are unable to identify at this time.


                          THE MARKET FOR OUR SECURITIES

         Our common stock trades on the Nasdaq Small Cap Market under the symbol "GRDN."


         The following table sets forth the high and low sales prices for each quarter during 1998 and 1999 and for the first, second, and third quarters of 2000.



                                                          COMMON STOCK
              QUARTER ENDED                           LOW             HIGH
              --------------                     -------------    -------------
              March 31, 1998                     $        1.33    $        2.88
              June 30, 1998                      $        2.19    $        3.31
              September 30, 1998                 $        2.00    $        3.75
              December 31, 1998                  $        1.25    $        3.81
              March 31, 1999                     $        1.04    $        1.88
              June 30, 1999                      $        1.19    $        2.12
              September 30, 1999                 $        1.18    $        1.50
              December 31, 1999                  $        1.06    $        2.12
              March 31, 2000                     $        1.00    $        4.50
              June 30, 2000                      $        0.69    $        2.53
              September 30, 2000                 $        0.72    $        1.47
              December 31, 2000                  $        0.25    $        1.72




         There were 71 record holders and approximately 1,400 beneficial owners of our common stock as of January 8, 2001.


         No dividends have been declared or paid by the Company, nor does the Company anticipate paying cash dividends on the shares of common stock in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth our selected consolidated financial data. You should read this information together with our financial statements and the notes to those financial statements beginning on page F-1 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected balance sheet and statement of operation data is derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus and is qualified by reference to these consolidated financial statements and the related notes thereto.

                          STATEMENTS OF OPERATIONS DATA



                                                                                    Nine Months
                                                 Years Ended                           Ended
                                                 December 31,                      September 30,
                                           1999              1998              2000               1999
                                        -----------       -----------       -----------       -----------

 Net Sales                              $ 1,100,076       $ 1,656,649       $   460,218       $   852,071

 Gross Profit                               163,424           278,672            69,033           191,836
 Operating Expenses                       1,117,644           697,856           774,652           601,644
 Operating Loss                            (954,220)         (419,184)         (705,619)         (409,808)
 Loss Before Minority
   Interest and Earnings
     from Equity Investment                      --                --          (592,009)         (263,800)
 Loss Before Earnings
From Equity Investment                     (858,552)         (447,255)         (543,009)         (263,800)
 Net Income (Loss)                      $  (825,076)      $  (447,255)      $  (754,020)      $    36,202

 Basic and Diluted Loss
Per Share (1)                           $      (.62)      $      (.40)      $      (.22)      $       .03

 Weighted Average Number of Shares
Outstanding                               1,338,513         1,120,310         3,399,450         1,310,498


(1) Based upon the weighted average number of shares outstanding for the years ended December 31, 1998 and 1999; and for the nine-months ended September 30, 2000 and 1999.


                               BALANCE SHEET DATA


                          At December 31,      At September 30,
                               1999                 2000
                          --------------       ---------------

Total Assets              $    1,960,109       $    2,340,220
Working Capital                  506,429              929,720
Total Liabilities                398,519              265,129
Accumulated Deficit           (3,102,081)          (3,856,101)
Stockholders' Equity      $    1,561,590       $    2,075,091

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

OVERVIEW

ARMOR:


         In late 1999, the Company decided to restructure its armor business in order to achieve profitability. Management began implementing the restructuring plan during the first quarter of 2000 with full implementation expected by the end of the third quarter. The successful implementation of the restructuring strategy is intended to produce positive cashflow in the armor business by year-end. The basic elements involved in the strategy are outlined below:

                  a) To retain experienced senior management and sales personnel able to capitalize on the newly developed, light weight, lower priced armor products in order to increase sales volume.

                           - In early May 2000, the Company retained the services of Steven Young, an experienced industry professional. Mr. Young assumed the role of President of the Company's armor division responsible for day to day operations.

                  b) To outsource the Company's manufacturing operation to reduce production costs.

                           - In conjunction with bringing Mr. Young on board, management decided to relocate manufacturing to North Carolina, the heart of the textile belt and Mr. Young's base of operation. The relocation process was started during the latter half of the second quarter and completed by September 30.

                  c) To develop new products that will make the Company more competitive in the market. During the third quarter, the Company developed an entire new line of low-cost, lightweight body armor designed to make the Company competitive in the market. The new line will be manufactured and marketed through the Company's majority-owned subsidiary ForceOne. Manufacturing will take place at ForceOne's new facility located in North Carolina's textile belt. The new line was certified by the National Institute of Justice's recently adopted "04" standard requiring greater protection and reduced trauma. The new line was introduced for the first time at the International Association of Chiefs of Police Convention held in San Diego, California during November 2000.

STRUCTURAL HOLDINGS:

         During 1999 the Company sold its land and building. Proceeds from the sale were used to purchase 50% of the outstanding shares of common stock of Structural Holdings, Inc., a Delaware holding company (Structural). Structural has no operations and was formed specifically to purchase 100% of the outstanding shares of common stock of H&M Steel, Inc., an Oklahoma corporation (H&M). H&M is engaged in the business of structural steel fabrication. The Company believes this fragmented industry represents an opportunity to complete a consolidation strategy. After the acquisition of H&M, Structural embarked on an aggressive acquisition campaign in the area of structural steel fabrication. Several non-binding letters of intent were executed by Structural to acquire synergistic fabrication facilities. However, H&M operations since the acquisition by Structural have been negatively impacted by contract overruns. These two factors have forced Structural's management to suspend the acquisition strategy until H&M's current base of operations is running more smoothly and a new lender is found.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         Net sales for 1999 were $1,100,076 compared to $1,656,649 in 1998, a decrease of $556,573 or 33.6%. Sales in 1999 lagged behind 1998 due to limited government funding of local law enforcement programs. Although the "Bulletproof Vest Partnership Act of 1998" was enacted, the funding for this program was slow. In addition, the funding that was received did not materialize in quantities expected by industry. The "Bulletproof Vest Partnership Act of 1998" provides matching funds to law enforcement agencies for purposes of procuring body armor for law enforcement personnel. In essence, the matching funds would cover roughly half of the cost of procuring body armor. Due to the slow nature and quantity of funding available under this program, many procurement departments delayed the purchase of body armor. Revenues in 1999 were also negatively impacted by a smaller than anticipated order from a distributor that supplies armor products to an allied government. A similar order in 1998 from this same distributor was nearly double the size of the 1999 order.

         Our gross profit in 1999 was $163,424 or 14.8% compared to gross profit of $278,672 or 16.8%. As the gross margin percentage remained relatively stable, the reduction in gross margin dollars of $115,248 was the result of reduced sales volume.

         Total operating expenses of $1,117,644 during 1999 were comprised of selling expenses of $83,955 and general and administrative expenses of

$1,033,689. Total operating expenses of $697,856 during 1998 were comprised of selling expenses of $129,070 and general and administrative expenses of $568,786. Selling expenses decreased $45,115 primarily from reduced sales consultant costs. Management increased general and administrative expenses by $464,903 in order to properly position the Company for long-term growth and was attributable primarily to the following:


         a) Salary, travel and related costs of $118,500. These costs were partially offset by $45,000 in fees we are to receive under a management contract with Structural. Our fees under the management contract should increase significantly if Structural completes another acquisition.


         b) $30,000 in audit fees we incurred in connection with the acquisition of H&M by Structural.

         c) Rent expense of $50,000 associated with our manufacturing operation in Dulles, Virginia for the period April 1, 1999 to December 31, 1999. Prior to this time, we owned the building that housed our manufacturing operation and therefore did not incur rent expense.

         d) Increased investor relations fees of $65,000 related to actual cash payments and options granted to an outside firm to assist us in the dissemination of information to the investing public.

         e) Consulting fees paid to an officer and director of $169,000 ($64,000 in the value of stock grants and the balance in cash) and $50,000 paid to a related party entity for financial advisory services.

         Other income was $95,668 in 1999 compared to other expenses of $28,071 in 1998. Other income recorded in 1999 was comprised of the gain on sale of the Company's land and building of $107,974 and rental income of $49,233 received prior to the building sale. Partially offsetting 1999 other income were miscellaneous expenses of $62,533. Other expense in 1998 was comprised of interest expense of $100,717 related to loans associated with our building prior to its sale and costs incurred related to a failed acquisition of $111,423. These expenses were partially offset by rental income of $184,069.

         We incurred a net loss in 1999 of $825,076 or $.62 per share compared to a net loss of $447,255 or $.40 per share for 1998. Lower sales volume coupled with increased general and administrative expenses (discussed in detail above) produced a loss from armor operations of $954,220 for the period. Partially offsetting this loss was income of $33,476 from the Company's equity method investment for the period related to the Company recognizing its pro-rata share of earnings in Structural, the parent of H&M.


         As previously stated, H&M is engaged in the business of structural steel fabrication. Structural purchased H&M in 1999 for approximately $5,000,000. The purchase resulting in the recognition of approximately $3,025,000 of goodwill which is being amortized over 15 years. The purchase was financed by Structural with approximately $1,700,000 in cash (of which $850,000 was paid by the Company), a $650,000 note payable to the seller and a 3-year $2,650,000 term loan from a financial institution. Additionally, H&M obtained a 3-year $2,350,000 revolving line of credit from the same financial institution.

Since H&M is involved in the fabrication of products used in the construction industry, H&M often enters into long-term contracts with its customers and recognizes revenue on a percentage of completion basis, which requires significant estimates. During the fourth quarter of 1999, the Company recognized a loss of approximately $267,000 on its equity in net earnings of Structural. This loss was primarily the result of H&M revising its calculation for profit on long-term contracts prior to the Company's fourth quarter.c

Also at December 31, 1999, H&M was not in compliance with certain financial covenants of its financial institution. H&M is currently attempting to obtain waivers of these loan covenant violations. Management believes these waivers will be obtained.

The table below presents summarized financial information for Structural:

            SUMMARIZED FINANCIAL INFORMATION FOR STRUCTURAL HOLDINGS
                               (AMOUNTS IN 000'S)


                                                                                  For the Year Ended
                                                                                  December 31, 1999
                                                                                  ------------------
                      Current assets                                              $     5,464,000
                      Total assets                                                $    10,241,000
                      Current liabilities                                         $     7,810,000
                      Total liabilities                                           $     8,450,000
                      Total stockholders' equity                                  $     1,790,000
                      Sales revenue                                               $     7,005,000
                      Gross margin                                                $     1,675,000
                      Net income                                                  $        90,000



NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999.

                  Net sales for the nine months ended September 30, 2000 were $460,218 compared to $852,071 for the same period in 1999, a decrease of 45%. The decrease in revenues during the nine-month period is attributable to reduced demand for the Company's previously outdated product line (see discussion above on new armor product line development) and reduced sales efforts during the Company's relocation of its armor production capability to North Carolina and elimination of the Dulles, Virginia work force.

                  Gross profit for the nine months ended September 30, 2000 was $69,033 or 15% compared to gross profit of $191,836 or 23% for the nine months ended September 30, 1999. The reduction in gross margin dollars is a function of reduced sales volume (as previously discussed). The reduction in gross margin percentage is a function of inefficient production during the relocation of the manufacturing facility to North Carolina.

                  Total operating expenses for the nine months ended September 30, 2000 were $774,652 comprised of selling expenses of $55,211 and general and administrative expenses of $719,441. Total operating expenses for the nine months ended September 30, 1999 were $601,644 comprised of selling expenses of $57,420 and general and administrative expenses of $544,224.

                  The Company posted a net loss for the nine months ended September 30, 2000 of $754,020 or $0.22 per share compared to a net profit of $36,202 or $0.03 per share for the same period a year ago.

                  After adjusting for the loss allocated to the minority interest shareholders in the Company's armor business, the Company posted a loss from armor operations of $656,619 for the period compared to a loss from armor operations of $409,808 a year ago. The loss is attributable to reduced sales volume during the period.

                  Net results for the nine months ended September 30, 2000 were negatively impacted by the recognition of a $211,011 loss associated with the Company's equity investment in Structural Holdings. The Company recorded its equity investment in estimated earnings of Structural Holdings totaling $33,476 at December 31, 1999 based on Structural's management's best estimate of profit on uncompleted contracts at the time the Company's Form 10-KSB was required to be filed with the SEC. However, Structural had not completed the audit of its December 31, 1999 financial statements as of that date. In completing the audit, Structural's management changed some of its estimates in the cost to complete certain jobs, thereby changing its percentage of completion calculation at December 31, 1999. These changes in estimate reduced Structural's net income to a net loss. As a result, the Company reduced its equity in earnings of Structural for the nine months ended September 30, 2000 by $84,976, which represents the Company's pro-rata portion of the reduction in net income of Structural for the year ended December 31, 1999. This amount coupled with the Company's attributable loss of Structural's net loss for the nine months ended September 30, 2000 of $126,035, results in a net equity loss of $211,011 for the nine months ended September 30, 2000 as reported on the Company's books.

                  Through the nine months ended September 30, 2000 H&M has struggled to complete several fabrication jobs. One job, to supply fabricated steel to a large military base construction site, was the largest project ever undertaken by H&M. Design delays encountered during 1999 caused significant production delays. However, the completion schedule was never amended to reflect the design delays. Through September 30, 2000 labor cost overruns incurred to complete this job on a timely basis have pushed what would otherwise have been a highly profitable endeavor into a loss position. A second job that has affected the third quarter was actually underbid when submitted to the general contractor over two years ago. The estimator on the job had significantly underbid material costs on the job, the impact of which was not known until the job was being fabricated in 2000. The estimator on the job was terminated after the facts were known, but no contract price adjustment was allowed by the general contractor. This project is nearing completion and has run into a loss position. As H&M has encountered several problems in the area of estimation and analysis of costs to complete on contracts in progress, management has undertaken the task of developing stringent procedures for preparing, analyzing and reconciling actual costs and costs to complete to mitigate these types of problems in the future.

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 1999

During the twelve months ended December 31, 1999, the Company used net cash in operating activities of $391,893 compared with $331,182 last year. Cash used in operating activities was provided by $585,937 in available cash existing at the beginning of the year.

In March 1999 the Company sold its land and building generating net cash of $684,793 after the repayment of a 1st mortgage on the facility in the amount of $1,834,581.

In June 1999 the Company sold 133,334 shares of common stock generating proceeds of $100,000.

The net proceeds from the sale of the building and the private placement proceeds referred to above were used to fund the Company's 50% investment in Structural of $850,000, plus acquisition related expenses totaling $98,900.

The Company does not anticipate any significant capital expenditures for property and equipment in the coming year.

The Company's only long-term indebtedness at December 31, 1999 relates to a three-year premium financing arrangement for Director's and Officer's insurance in the amount of $36,489.

The Company had notes receivable of $235,000 at December 31, 1999. In March 2000 the Company collected $50,000 of the outstanding balance of notes receivable. Management believes the remaining balance of notes receivable will be collected by June 30, 2000 which will provide an additional $185,000 of cashflow to the Company for working capital purposes.

From January 2000 through March 2000, options for 424,000 shares of common stock were exercised generating net proceeds to the Company of $530,000. These funds will be used for general working capital purposes.

Subsequent to December 31, 1999, the Company sold 150,000 units (comprised of 2 common shares and warrants for the purchase of 4 shares of common stock) for $1.50 each receiving net proceeds of $225,000. The warrants have the following terms:


                   WARRANT          PRICE           PERIOD*

                   Class A         $.7500           30 days
                   Class B         $.8750           60 days
                   Class C         $1.000           90 days
                   Class D         $1.125          120 days
                   Class E         $1.250          150 days
                   Class F         $1.375          180 days

* The exercise period begins upon the effective date of a registration statement registering the underlying shares of common stock issuable upon the exercise of these warrants. Warrants must be exercised in alphabetical order by warrant class. If any warrant is not exercised during the term of the warrant by an individual warrant holder, all remaining classes of warrants will automatically expire.

Should all warrants be exercised the Company will receive additional proceeds from this offering of $3,825,000. These funds will be used for acquisitions and general working capital purposes.

NINE MONTHS ENDED SEPTEMBER 30, 2000

         During the nine months ended September 30, 2000, the Company used net cash in operating activities of $631,061. Cash used in operating activities was provided by $191,690 in available cash balances existing at the beginning of the year, collection of Notes Receivable and the completion of various equity transactions during the period.

         The Company had Notes Receivable from an unrelated party of $150,000 at year-end. In January the Company collected $50,000 of this amount. In May 2000, the Company loaned an additional $150,000 to the same unrelated party and extended the due date of the Note Receivable to December 31, 2000. Management believes the $250,000 Note Receivable will be paid in full in January 2001.

         From January 2000 through March 2000, options represented by 384,000 shares of common stock were exercised generating net proceeds to the company of $530,000. These funds were used for general working capital purposes.

         In January 2000 the Company sold 150,000 units (comprised of 2 common shares and 24 common stock purchase warrants) for $1.50 each receiving net proceeds of $225,000. The warrants have the following terms:


         WARRANT                            PRICE                               PERIOD*

         Class A                            $.7500                              30 days
         Class B                            $.8750                              60 days
         Class C                            $1.000                              90 days
         Class D                            $1.125                              120 days
         Class E                            $1.250                              150 days
         Class F                            $1.500                              180 days




*The exercise period begins upon the effective date of a registration statement registering the underlying shares of common stock issuable upon the exercise of these warrants. Warrants must be exercised in alphabetical order by warrant class. If any warrant is not exercised during the term of the warrant by an individual warrant holder, all remaining classes of warrants will automatically expire.

         Should all warrants be exercised, the Company will receive additional proceeds from this offering of $3,825,000. These funds will be used for acquisitions and general working capital purposes.

         Structural's wholly-owned subsidiary, H&M, has a $2,350,000 3-year operating line of credit with a financial institution with two 1-year automatic renewal terms unless terminated earlier under certain conditions. Interest is at prime plus 1.5%. Additionally, for each quarter, H&M must pay an unused line of credit fee equal to 1/2% of the difference between $2,350,000 and the average outstanding daily balance. The amount of borrowing under the line of credit is limited to 80% of the net amount of eligible receivables, less any allowance for doubtful accounts.

         H&M's notes payable and line of credit with the financial institution are collateralized by all of H&M's assets and Structural's ownership in the common stock of H&M. Additionally, Structural has guaranteed the notes payable and line of credit.

         The notes payable and line of credit have various financial and operational covenants, including certain working capital and debt to equity ratios, operating cash flow to annual debt service ratios, net worth requirements, a limitation on capital expenditures and a minimum cash flow requirement. Additionally, the notes payable and line of credit restricts H&M's ability to pay dividends, salaries and fees to the principals/shareholders of Structural. H&M was not in compliance with certain covenants as of December 31, 1999 and as of September 30, 2000. H&M is currently seeking a waiver of said covenants and is trying to negotiate changes in certain covenants to better reflect the nature of H&M's business. However, until such time as waiver is granted and covenants changed the indebtedness has been classified as a current liability on H&M's financial statements.

         On September 27, 2000, the Company, completed the acquisition of 100% of the issued and outstanding shares of common stock of Palo Verde Group, Inc., a Colorado corporation. In the transaction, the Company issued 361,800 shares of its common stock to Redwood MicroCap Fund, Inc., the sole shareholder of Palo Verde Group, Inc. Under the terms of the agreement, the Company has agreed to register the distribution of the 361,800 shares of the Company's common stock to the shareholders of Redwood MicroCap Fund, Inc., pro rata, which is a publicly reporting company whose shares are traded on the over-the-counter market and quoted on the OTC Electronic Bulletin Board. The Company maintains Palo Verde Group as a wholly-owned subsidiary.

         The assets of Palo Verde Group, Inc. consist of certain real property located in Carefree, Arizona and a commercial building and associated real property located in the State of Wyoming. The Arizona property is held for development.

         On September 30, 2000, the Company completed a reorganization and restructuring of its armor division.

         The Company had previously formed and organized a wholly-owned subsidiary, Guardian Security and Safety Products, Inc. ("GSSP"). In forming that subsidiary, the Company transferred all of its assets and liabilities associated with its armor manufacturing division to GSSP in exchange for a total of 3,611,662 shares of GSSP common stock.

         Following the restructuring, the Company then formed and organized Guardian Armor, LLC, a Delaware limited liability company. Guardian Armor, LLC then changed its name to ForceOne, LLC. GSSP then transferred to ForceOne, LLC certain assets and liabilities associated with the armor division consisting of accounts receivable, accounts payable, inventory and fixed assets. The assets and liabilities transferred to ForceOne, LLC had a net value of approximately $50,000, for which GSSP received a 51% membership interest in ForceOne, LLC.

         The remaining 49% membership interests in ForceOne, LLC were sold to the following: Composix, Inc. purchased an undivided 24.5% membership interest and Steven A. Young purchased the remaining 24.5% membership interest. The membership interests purchased by Composix and Young were issued in consideration of promissory notes in the amount of $24,500 each, payable June 30, 2001.

Composix has paid its notes in full.

                                    BUSINESS

GENERAL

         We are engaged in three different businesses:

         - the manufacture and distribution of ballistic protective equipment,

         -        specialty steel fabrication, and

         -        real estate interests.


BALLISTIC PROTECTIVE EQUIPMENT BUSINESS

         We manufacture ballistic protective equipment, including equipment commonly referred to as body armor. Our product lines include four basic types of ballistic protective vests, K-9 ballistic protective vests, and assorted other ballistic protective devices, such as aircraft ballistic protective equipment and ballistic protective shields, blankets, and seat cover liners.

OVERVIEW OF THE INDUSTRY

         We participate in the global security industry through the manufacture of security products marketed to law enforcement and correctional personnel. Increasingly, governments, businesses, and individuals have recognized the need for our products to protect them from the risks associated with physical attacks and threats of violence.

                  Certain industry studies estimate that worldwide expenditures for security products will grow at a compounded annual rate of 7.9% from approximately $14 billion in 1990 to approximately $60 billion in 2010. Although these statistics do not correlate directly to our product lines, we believe that the increasing spending in the private security sector is indicative of a greater demand for our products in the law enforcement, correctional and governmental sectors.

                  In response to an increased emphasis on safety and protection, the number of police officers has increased significantly over the past several years. By 1996 there were approximately 738,000 full-time sworn law enforcement officers in the U.S. In 1993, a U.S. Department of Justice survey of local police departments indicated that 65% of such organizations have purchased body armor for all of their officers, 60% supply their officers with pepper spray, 35% supply their officers with tear gas and 10% maintain inventories of stun grenades and less-than-lethal projectiles. In addition, the U.S. prison population has doubled since 1985 to approximately 1.8 million inmates in 1998. We believe this rise in the prison population has spurred demand from institutional correctional facilities for manufactured security products.

OUR PRODUCTS

         We manufacture and sell body armor products that are designed to protect against bodily injury caused by bullets. Our principal armor products are ballistic resistant vests and shields. Our line of ballistic protective vests provides varying levels of protection depending upon the configuration of ballistic materials and the standards (domestic or international) to which the armor is built. We recently introduced a lighter, more comfortable and flexible ballistic resistant vest under the brand name Thin Blue Line.

         Based on studies and testing performed at an independent testing laboratory and our own test experience, we believe that protective vests and equipment manufactured with Honeywell's high performance materials provide, pound for pound, greater ballistic protection and reduced blunt trauma to the wearer, at higher projectile velocities and with longer durability than similar equipment made with other forms of ballistic resistant materials.

MANUFACTURING

         We manufacture substantially all of our products under our own label at our facility in Dulles, Virginia.

RAW MATERIALS

         We manufacture our products primarily with high performance Spectra 1000 woven fabric and non-woven composite ballistic materials Spectra Shield, Spectra Flex, Gold Shield, and Gold Flex. These materials are available only from Honeywell International, Inc., which holds the patent for the unidirectional fiber/resin process incorporating Spectra ultra high molecular weight polyethylene fibers. Honeywell also controls the proprietary thermoplastic process used to manufacture its Shield and Flex materials.

OUR CUSTOMERS

         Sales to the US government represented 23% of our total sales in 1999. Sales to municipal law enforcement agencies represented 20% of our total sales in 1999. Approximately 20% of our total sales were made to a distributor who purchased products on behalf of a foreign police and military organization.

MARKETING AND DISTRIBUTION

         We market our products directly and through selected dealers of police equipment to local, state, and federal agencies, private security companies, and private individuals with legitimate security needs. Our marketing methods include personal sales presentations, advertising in magazines and periodicals aimed at the law enforcement profession, direct mail campaigns, and participation in selected trade shows and conferences. We also make joint presentations with other companies to bring together technical expertise, sales and marketing efforts, and production capabilities; and we respond to agency and department solicitations for bids and proposals.

         In June 1997, we entered into a four-year contract with the General Services Administration (GSA) - the federal government's principal procurement channel - that enables us to sell all of our products directly through GSA.

         We have our own home page (www.guardiantech.com) and E-Mail address (gti@interramp.com) that have become channels for marketing products in the United States and around the world.

         We subscribe to two marketing services: BidNet and FACNet. BidNet tracks bids and solicitations for proposals from local and state jurisdictions throughout the United States. FACNet provides information on federal procurements and is a required on-line service for GSA contract suppliers seeking to sell to the U.S. Department of Defense. In order to respond to Defense Department solicitation opportunities, we seek manufacturers of compatible products and/or materials with which we can match our technical expertise, sales and marketing efforts and production capabilities.

OUR COMPETITION

         The ballistic protective equipment business is highly competitive. We have at least five major competitors in the domestic law enforcement, federal government, and military markets,. We believe that the principal elements of competition in the sale of ballistic protective vests are (1) materials used in construction, (2) style and design of the vest, and (3) price. In the law enforcement and military markets, we frequently bid for orders in response to invitations for bidding which set forth product performance specifications. Although our products are priced slightly higher than that of our competition, we believe that our prices are justified by our products' better craftsmanship, the higher ballistic capability of the materials we use, the fact that our products generally provide more body area coverage, and the fact that we provide a longer warranty. In international markets, our competition consists of several American competitors and a few international companies.

ENVIRONMENTAL MATTERS

                  We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. While we always strive to operate in compliance with these requirements, we cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. Although we have made and will continue to make capital expenditures in order to comply with environmental requirements, we do not expect material capital expenditures for environmental controls in 2000. However, environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

SPECIALTY STEEL FABRICATION BUSINESS

                  Through Structural Holdings, Inc., our 50%-owned subsidiary, we fabricate and erect structural steel for governmental, military, commercial and industrial construction projects such as dormitories, aircraft hangers, special operations centers, high and low rise buildings and office complexes, hotels and casinos, convention centers, sports arenas, shopping malls, and hospitals, and a variety of customized projects. We seek to differentiate our operations by offering complete, turnkey steel construction services featuring engineering, detailing, shop fabrication and field erection. Certain turnkey services are provided by subcontractors in the areas of detailing and erection. By offering an integrated package of steel construction services from a single source, we are able to respond more efficiently to the design and construction challenges associated with large, complex, "fast track" construction projects.

                  We provide our integrated steel services primarily to general contractors and engineering firms, including, among others, the US Army Corps of Engineers, Flintco, McMasters, and Manhatten, that focus on a wide variety of projects, including hotels, office complexes, hospitals, shopping malls and centers, sports stadiums, restaurants, convention facilities, entertainment complexes, aircraft facilities, schools, churches and warehouses. Representative projects include: the Marriott Renaissance Hotel, Special Operations Aircraft Facility, Fine Airport Parking Facility, and Dobson Communications Corporate Office buildings. We maintain relationships with a number of local or regional general contracting and engineering firms.

OVERVIEW OF INDUSTRY

                  Companies engaged in the steel fabrication and erection industry prepare detailed shop drawings, fabricate, and erect structural steel and steel plate weldments, and perform related engineering services for the construction of various facilities. The primary customers for these services are private developers, general contractors, engineering firms, and governmental agencies involved in a variety of large scale construction projects. Historically, these customers have relied on multiple subcontractors to perform various services to complete a single project, primarily because few companies in this industry offer fully integrated engineering, detailing, fabrication and erection services.

         We believe that the steel fabrication and erection industry is highly fragmented and that many of our competitors are businesses operating in local or regional markets. Given the trend toward the use of fully integrated contractors and the large number of smaller companies engaged in this industry, we believe the industry may experience consolidation.

BUSINESS STRATEGY

                  Our objective is to achieve and maintain a leading position in the geographic and project markets in which we compete by providing timely, high quality services to our customers, continuing to grow internally, and making selected strategic and consolidating acquisitions. We believe that the steel fabrication industry will continue to be characterized by large, complex, fast track projects. The complexity and size of these projects requires companies with extended financial and operational capabilities. We intend to take advantage of this trend with our integrated service capabilities. Additionally, the fragmented nature of the industry provides us with opportunities for growth. We seek to achieve continued growth and diminish the impact of business and economic cycles by pursuing a growth strategy consisting of the following components:


         We are pursuing this objective with a strategy comprised of the following components:

         - Expand Revenue Base. We are seeking to expand our revenue base by internal growth and through making strategic acquisition, thereby leveraging our long-term relationships with regional and national construction and engineering firms, national and regional accounts, and other customers. We also intend to continue to grow our operations by developing new project capabilities and services and by targeting specific types of projects in which we have an existing reputation for expertise, such as military base projects. We believe that continuing to diversify our revenue base will reduce the impact of periodic adverse market or economic conditions.

         - Promote Internal Growth. We intend to pursue continued internal growth by adding sales and marketing personnel to dedicated, fast growing markets in which we are actively pursuing new projects, by further developing our engineering and design capabilities and fabrication capacity, and by continually updating our fabrication and detailing equipment and technologies. We believe that these efforts will enhance our market share, revenues, and operating income in our existing and targeted principal markets and improve our operating capacity.

         - Acquire Synergistic Businesses. We intend to pursue selective acquisitions of steel detailing, fabrication and erection companies that offer us increased plant facilities, opportunities to increase market share in selected geographic markets, penetration of new product market segments, and access to domestic and international markets targeted by us for geographic expansion. Such acquisitions may also provide the continued and additional benefits of increased purchasing efficiencies with respect to steel and other raw materials, payment and performance bonding and insurance premiums, and more efficient allocation and utilization of labor resources among projects within our geographic markets. We believe that many of our competitors operate primarily on a local or limited geographic basis and, while having established relationships in those markets, lack the resources to compete for large or more complex projects. In addition, the industry is highly fragmented with many of our competitors being closely or family held entities.

         - Manage Capacity Through Outsourcing. We increase our project capacity by outsourcing certain amounts of our detailing, fabrication and erection work to reputable subcontractors. Outsourcing has enabled us to effectively increase the capacity of our fabrication facilities while usually maintaining margins comparable to in-house services. We believe outsourcing will play a key role in our strategy to continue to expand our presence in selected international markets, where we typically provide design engineering and project management services and utilize local subcontractors for fabrication and erection. The ability to expand or contract capacity through the use of outsourcing provides us flexibility to meet changing market demands in a cost-effective manner.


         - Maintain Entrepreneurial Environment. We believe that our management and operating structure, which emphasizes quality, innovation, flexibility, performance and safety, has contributed significantly to profitability and the ability to develop new business in competitive or difficult economic environments. Our operating structure provides incentives to employees at all levels to focus on pursuing profitable growth opportunities, attaining financial objectives and delivering superior customer service.

         - Emphasize Innovative Services. We focuses our engineering, detailing, fabrication and erection expertise on distinct product segments requiring unique or innovative techniques, where we typically experience less competition and more advantageous negotiated contract opportunities. We have extensive experience in providing services requiring complex fabrication and erection techniques and other unusual project needs, such as specialized transportation, steel treatment or specialty coating applications. These service capabilities have enabled us to address such design sensitive projects as the Denver Courthouse.

         - Diversify Customer and Product Base. Although we seek to garner a leading share of the geographic and product markets in which we compete, we also seek to diversify our projects across a wide range of commercial, industrial, and specialty projects.

         We believe that our combined diversification into new geographic, specific product and national markets will enable us to expand our revenue base and to reduce the impact of periodic market or economic conditions adversely impacting one or more of our market segments.

PRIMARY MARKETS AND PRODUCTS

         Our current principal geographic markets include the Southwest, principally Oklahoma, Texas, and Colorado.

         Our projects are awarded through a competitive bid process or are obtained through negotiation, in either case generally using fixed price or cost-plus pricing. While customers may consider a number of factors, including availability, capability, reputation, and safety record, price and the ability to meet customer imposed project schedules are the principal factors on which we obtain contracts. Generally, our contracts and projects vary in length from one to twelve months depending on the size and complexity of the project, project owner demands, and other factors.

                  Our contract arrangements with customers sometimes require us to provide payment and performance bonds to partially secure our obligations under our contracts. Bonding requirements typically arise in connection with public works projects and sometimes with respect to certain private contracts.

BACKLOG

                  We consider backlog an important indicator of our operating condition because our engineering, detailing, fabrication, and erection services are characterized by long lead times for projects and orders. We define our backlog of contract commitments as the potential future revenues to be recognized upon performance of contracts awarded to us. Backlog increases as new contract commitments are obtained, decreases as work is performed and the related revenues are recognized, and increases or decreases as modifications in work are performed under a contract.

COMPETITION

         The principal geographic and product markets we serve are highly competitive. We compete with other contractors on a local and regional basis, and in certain cases, on a national basis. We have different competitors for each of our services and product segments and within each geographic market we serve. Among the principal competitive factors within the industry are price, timeliness of completion of projects, quality, reputation, and the desire of customers to utilize specific contractors with whom they have favorable relationships and prior experience. Certain of our competitors have financial and operating resources greater than ours.

GOVERNMENTAL REGULATION

                  Our operations are governed by and subject to government regulations, including laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder. Our operations are subject to the risk of changes in federal, state, and local laws and policies that may impose restrictions on us. We believe that we are in material compliance with the laws and regulations under which we operate, and we do not believe that future compliance with such laws and regulations will have a material and adverse effect on us. We cannot determine, however, to what extent our future operations and earnings may be affected by new legislation, new regulations, or changes in or new interpretations of existing regulations.

         We are subject to licensure in each of the states in the United States in which we operate and in certain local jurisdictions within such states. We believe that we are in material compliance with all contractor licensing requirements in the various states in which we operate. The loss or revocation of any license or the limitation on any of our services thereunder in any state in which we conduct substantial operations could prevent us from conducting further operations in such jurisdiction and would have a material adverse effect on us.

OUR SUPPLIERS

         We currently purchase a majority of our steel and steel components from several domestic and foreign steel producers, suppliers, and warehouses. However, steel is readily available from numerous foreign and domestic steel producers and we are not dependent on any one supplier. We believe that our relationships with our suppliers are good. We have no long-term commitments with any of our suppliers. In recent periods, there has been an increased demand for steel from domestic mills and we have purchased a greater portion of our steel requirements from warehouses.

OUR EMPLOYEES


         As of January 8, 2001, we had 10 full time and 5 part time employees, including two full time and 2 part time employees in management and administration; one full time sales person; and seven full time and three part time employees in manufacturing. We consider our relationship with our employees to be good.


LEGAL PROCEEDINGS

         We are not presently involved in any material legal proceedings. However, construction in general and the fabrication and erection of structural steel and heavy steel plate in particular involve a high degree of operational risk. Adverse weather conditions, operator and other error, and other unforeseen factors can cause personal injury or loss of life, severe damage to or destruction of property and equipment, and suspension of operations. Litigation arising from such occurrences may result in the Company being named as a party to lawsuits asserting substantial claims or to administrative or criminal actions that may involve substantial monetary penalties or the restriction of the Company's operations in one or more jurisdictions. The Company may become a defendant in lawsuits from time to time, including lawsuits arising in the normal course of its business.

         We maintain workers compensation insurance that provides full coverage of statutory workers compensation benefits. We also maintain employer liability insurance in our principal geographic markets and umbrella coverage. We also maintain insurance against property damage caused by fire, flood, explosion, and similar catastrophic events that may result in physical damage or destruction of our facilities and property. All policies are subject to various deductibles and coverage limitations. Although management believes that our insurance is adequate for its present needs, there can be no assurance that we will be able to maintain adequate insurance at premium rates that management considers commercially reasonable, nor can there be any assurance that such coverage will be adequate to cover all claims that may arise.

PROPERTIES

         On March 31, 1999, we sold our land and building for $2,825,000. The building was constructed in 1997 for a total cost of $2,762,119 comprised of $237,339 for land and $2,524,780 in building costs. As a result of the sale we no longer received rental income from sublease agreements or incurred depreciation expense and other operating expenses associated with owning and managing a commercial building. Following the sale we signed a five-year lease to occupy 15,000 square feet of space for approximately $14,000 per month.

         Structural Holdings, operates through its wholly-owned subsidiary, H&M Steel, owns and operates its fabrication facilities which consist of five metal buildings containing approximately 40,000 square feet, located on 73.8 acres in Luther, Oklahoma. Structural also leases office space in Oklahoma City from which its estimating, marketing, accounting, and executive management services are provided. The monthly rent on the office space is $1,375; the lease is cancellable upon 30-days written notice.



REAL ESTATE INTERESTS

         In September 2000, we acquired from Redwood MicroCap Fund, Inc. the Palo Verde Group, Inc., in consideration of the issuance of 361,800 shares of our common stock.

         Palo Verde Group holds two separate real estate interests:

         - Five acres of undeveloped real property located in Carefree Arizona. The property is zoned residential and is held for development. The property has an estimated value, based upon a recent real estate appraisal, of approximately $350,000, and is held subject to a first mortgage with a principal balance of approximately $100,000.

         - An 8,000 square foot commercial building and associated real estate located in Thermopolis, Wyoming. The building is held for lease, but is currently vacant. The property is held subject to a $75,000 first mortgage.

         - Palo Verde Group, Inc. also owns 40,000 shares of restricted common stock of iRV, Inc., a Colorado-based public company whose shares of common stock are traded on the over-the-counter market and quoted on the OTC electronic bulletin board under the symbol "IRVV." These shares of common stock are held for investment.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         Our executive officers and directors are listed in the table below and brief summaries of their business experience and certain other information with respect to them are set forth thereafter.



     NAME                             AGE         POSITION
     Oliver L. North                  57          Chairman of the Board, and
                                                  Secretary
     J. Andrew Moorer                 38          President and CEO
     Herbert M. Jacobi*               60          Director
     Kevin L. Houtz*                  38          Director
     David W. Stevens*                64          Director
     David R. Payne                   42          President, Structural Holdings
     Steve Young                      57          President of ForceOne, LLC

*        Members of the Audit Committee

         OLIVER L. NORTH is our Chairman of the Board and Secretary. From our inception until February 1999 Mr. North was also our President and Chief Executive Officer. In February 1999, Mr. North resigned as President and CEO because of increased responsibilities associated with his broadcasting interests. Mr. North graduated from the United States Naval Academy in June 1968 and served in the United States Marine Corps for twenty years. His service included a tour of duty in Vietnam where he earned a Silver Star for heroism, a Bronze Star with a "V" for valor, and two Purple Hearts for wounds in action. From 1981 through 1986, he served as a member of President Ronald Reagan's National Security Council staff and became Deputy Director of Political-Military Affairs. In this capacity, he helped plan the liberation of Grenada, the capture of terrorists who hijacked the cruise ship Achille Lauro, and the U.S. raid on Mohmar Quaddafi's terrorist training camps in Libya. He retired from the Marine Corps in 1988.

         J. ANDREW MOORER has been our President and Chief Executive Officer since February 1999. Mr. Moorer was named Chief Operating Officer of the Company in l998. He was Chief Financial Officer of Redwood MicroCap Fund from 1994 until 1998. Mr. Moorer began his career as a Certified Public Accountant in the Audit and Emerging Business Services Group of the international accounting firm of PriceWaterhouseCoopers. Since leaving public accounting in l987, Mr. Moorer has held various positions in finance with increasing levels of responsibility, including the position of Chief Financial Officer for several firms. Mr. Moorer received his formal education at Loyola College of Maryland.

         HERBERT M. JACOBI has been an attorney in private practice in New York, New York, since 1967.

         KEVIN L. HOUTZ is the founder of Elements of Design, a full service graphic design firm located in Baltimore, Maryland. The firm, which specializes in the development of corporate identity and collateral and packaging design, has served a variety of regional and national clients since its inception in 1989. Mr. Houtz graduated from the University of Maryland in 1984 receiving a Bachelor of Arts degree in Visual Arts/Design.

         DAVID W. STEVENS has been the Chief Operations Officer of Hargrove, Inc., a company specializing in exhibits and special events, for more than the past five years. He has been the CEO of several public and private companies for the past twenty-four years. His assignments have focused on restructuring and turnaround situations in the manufacturing, defense electronics, and engineering services industries. Mr. Stevens is also a consultant to the International Finance Corporation of the World Bank Group in organizational development.

         DAVID R. PAYNE has been President of Structural Holdings, our 50% - owned subsidiary, since its formation in April 1999. Prior to serving as President, Mr. Payne was employed as President of D.R. Payne & Associates, Inc., a financial management and consulting firm based in Oklahoma. Mr. Payne received a Bachelor of Science Degree in accounting from Oklahoma Christian University.


         STEVE YOUNG has been President of ForceOne LLC, our wholly-owned armour subsidiary, since July 2000. From 1995 to the present, he has been Vice President, Armor Systems, of Safariland Ltd., Inc., a manufacturer of law enforcement business products. From 1969 to 1995, he served as Manager of Business Development for Allied Signal, Inc. in its Spectra High Performance Fibers Division. He is a member of the National Association for the Advancement of Law Enforcement Technology as well as the National Association of Police Equipment Distributors. He earned a Bachelor of Science degree in Chemistry and Mathematics from Mars Hill College in 1965.


BOARD OF DIRECTORS

         Our certificate of incorporation authorizes our board to consist of either five or seven directors. There are presently six directors. The certificate provides that board will be divided into three (3) classes of directors, which classes serve for varying terms. The certificate also grants to the sitting directors the authority to fill any vacancies on the Board and/or to appoint members to the Board to fill any vacancies resulting from an increase in the authorized number of directors. Beginning in 1998 all directors were elected for one-year terms. At the next annual meeting, the Board intends to nominate candidates to fill staggered terms as provided in the articles. This classification of the board of directors may have the effect of delaying or preventing changes in control or of our management.

         Our board of director has an audit committee. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, and reviews the results and scope of audit and other services provided by our independent accountants, and reviews and evaluates our audit and control functions. The board intends to form a compensation committee in the near future, which will consist of a majority of board members who are not employees. The compensation committee will administer our stock plans, and will make decisions concerning salaries and incentive compensation for our employees.

         We do not currently provide our directors with cash compensation for their services as members of the board of directors. However, each member of the board of directors is reimbursed his actual expenses in attending meetings. In addition, each director was issued 20,000 shares of common stock for his services as a director in 1999.

EXECUTIVE COMPENSATION

         The following table sets forth the executive compensation paid to Mr. North, our President for the in January and February 1999, and Mr. Moorer, who succeeded Mr. North in February 1999. No other executive officer of the Company was paid compensation in excess of $100,000 in 1999.

                                             TABLE 1
                                   SUMMARY COMPENSATION TABLE

                        ANNUAL COMPENSATION(1)          LONG TERM COMPENSATION
                     --------------------------    ---------------------------------
                                                     OTHER      AWARDS
NAME AND                                            COMPEN-     STOCK      PAYOUTS
PRINCIPAL             YEAR      SALARY    BONUS      SATION     AWARD(S)    OPTIONS/
POSITION              ENDED      ($)       ($)         ($)         ($)        SARS
-----------------    ------    ------    ------    --------    --------    --------

Oliver L. North,       1999    $    -0-       -0-  $ 55,000     100,000         -0-
  Chairman and
  Secretary

J. Andrew Moorer,      1999    $82,500   $12,175         -0-         -0-   100,000
  President and
  Chief Executive
  Officer

(1) The above table reflects salary expenses as recorded on the Company's financial statements in accordance with generally accepted accounting principles. As such, the amounts may differ from the base salary rates discussed below.

                                     TABLE 2
                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS



                                % OF TOTAL
                                OPTIONS/SAR
                                 GRANTED TO     EXERCISABLE
                                 EMPLOYEES          OR
              OPTIONS/SAR           IN           BASE PRICE       EXPIRATION
  NAME        GRANTED (#)       FISCAL YEAR        ($/SH)           DATE
  ----        -----------       -----------     ------------      ----------

J. Andrew       100,000             100%             $.70         February
Moorer                                                              2007


AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999 AND FISCAL YEAR 1999 YEAR-END OPTION VALUES

The following table sets forth information concerning option exercises and option holdings for each of the names executive officers during the fiscal year ended December 31, 1999. All of the listed options were exercisable at December 31, 1999.


                                     TABLE 3
              AGGREGATED OPTIONS/SAR EXERCISED IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES


                                                          Value of
                              Number of Securities      Unexercised
                             Underlying Unexercised     In-the-Money
                                   Options at             Options
Name                               at 12/31/99           at 12/31/99
--------------------         ----------------------     -------------
Oliver L. North,                     110,000                    -0-
   Chairman and
   Secretary

J. Andrew Moorer,                    140,000               $30,000
   President and CEO

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In February 1999, Mr. North granted Mr. Moorer an option to acquire from Mr. North 100,0000 shares of our common stock at an exercise price of $1.75 per share for a period of six months and 57,990 shares of common stock at an exercise price of $5.00 for a period of one year. During 1999

Mr. Moorer exercised the option to purchase 100,000 shares of common stock from North for $175,000. The remaining 57,990 options expired unexercised.

         During 1999, we paid Mr. North $55,000 in cash and issued him 75,006 shares of common stock valued at $51,087 for consulting services.

         In 1999 we sold TAIM Special Equities III 133,334 shares of common stock for $100,000. TAIM owns 50% of Structural.

         During 1999 we loaned TAIM $85,000. The interest rate on the note is 9%, with interest due monthly and with principal due June 30, 2000. The note is collateralized by 10% of TAIM's ownership of Structural and consulting fee payments of $12,500 per month made to TAIM by Structural.

         During 1999 we issued Redwood MicroCap Fund, Inc. 66,666 shares of common stock valued at $50,000 for services Redwood provided in connection with the acquisition of Structural. Mr. Moorer was an officer of Redwood at the time. We also paid Redwood $50,000 for financial advisory services.

         In January 2000 we issued 20,000 shares of common stock to each of our five directors as compensation to them for their services as directors in 1999. The shares were valued at $.98 per share.

         In January 2000, we sold in a private offering 150,000 units, each consisting of two shares of common stock and twenty-four warrants. The units were priced at $1.50, so that the total proceeds from the offering were $225,000. The common stock component of the units and the common stock into which the warrants are exercisable are the shares being sold in this offering. Two of our directors, Messrs. Houtz and Stevens, purchased 10,000 units and 2,000 units, respectively, in the offering.

         We issued 194,000 options in 1999. 100,000 of those options were issued to Mr. Moorer. The Options to Mr. Moorer have an exercise price of $.705 per share and expire in 2006. We issued an additional 100,000 options to Mr. Moorer in January 2000 that are exercisable at $1.00 per share and expire in 2007.



         On April 1, 2000, Mr. Moorer exercised 40,000 options to purchase common stock at $1.25 per share by issuing a note payable to us. The interest rate on the note is 8%. The note has been repaid.

         While we have not formally adopted any policy controlling transactions with our affiliates and principal shareholders, in each instance we believe that the terms of these arrangements are commercially reasonable. All transactions between the company, on the one hand, and one of our officers and directors, on the other, have been approved by a majority of our disinterested directors.

                             PRINCIPAL STOCKHOLDERS

         To our knowledge, the following table sets forth information regarding ownership of our common stock by:

         - beneficial owners of more than 5% of the outstanding shares of Common Stock;

         -        each director and each executive officer; and

         -        all directors and executive officers as a group.

Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the stock listed.



NAME AND ADDRESS                      AMOUNT AND NATURE                 PERCENT
OF BENEFICIAL OWNER                OF BENEFICIAL OWNERSHIP(1)         OF CLASS(2)
-----------------------------      --------------------------         ------------


J. Andrew Moorer                         420,000(3)                        11.0%
P.O. Box 3618
Carefree, AZ 85377

Oliver L. North                          229,980                            6.4%
Rt. 1, Box 560
Bluemont, VA 20135

Herbert M. Jacobi                         20,000                            nil
8 West 38th Street
New York, NY 10018

Kevin L. Houtz                           284,000(4)                         7.6%
3000 Chestnut Ave.,
Ste. 343D
Baltimore, MD 21211

David W. Stevens
312 Greenwood Point Rd                    46,000(5)                         1.3%
Grasonville, MD 21638

All Officers and Directors as            999,980                           25.3%
a Group (5 Persons)(6)


(1) Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options or warrants if those options or warrants are exercisable within 60 days of the date of this prospectus. We calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.


(2) In calculating percentage ownership, all shares of Common Stock that the named stockholder has the right to acquire within 60 days upon exercise of any option or warrant are deemed to be outstanding for the purpose of calculating the percentage of Common Stock owned by such stockholder, but are not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other stockholder. Shares and percentages beneficially owned are based upon 3,973,462 shares outstanding.


(3)      Includes 200,000 shares purchasable upon exercise of options.

(4)      Includes 120,000 shares purchasable upon exercise of warrants.

(5)      Includes 24,000 shares purchasable upon exercise of warrants.

(6)      Includes Messrs. Moorer, North, Jacobi, Houtz and Stevens.

                              SELLING STOCKHOLDERS

         The selling stockholders have indicated that they may sell the shares from time to time by them or by their pledgees, donees, transferees or other successors in interest.

         We have also registered in the registration statement of which this prospectus is a part an additional number of shares of our common stock that we may be required to issue to the selling stockholders as a result of any stock split, stock dividend, or similar transaction involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933. In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling stockholder has the right to acquire within 60 days from the date of this prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by such selling stockholder.

         Except as noted in the tables below, within the past three years none of the selling stockholders have held any position or office with us; or entered into a material relationship with us.

         There is no assurance that the selling stockholders will sell the warrants or shares offered by this prospectus.

         The following table sets forth:

         -        The name of each of the selling stockholders;



         - The number of shares of our common stock owned by each of them as of January 8, 2000;


         - The number of shares offered by this prospectus that may be sold from time to time by each of them;

         - The number of shares of our common stock that will be beneficially owned by each of them if all of the shares offered by them are sold;

         - The percentage of the our total shares outstanding that will be owned by each of them at the completion of this offering, if the stockholder sells all of the shares included in this prospectus.

                             SHARES OF COMMON STOCK


                                                                                                       Percentage of
                                                                                   Number of              Common
                                             Number of                               Shares             Stock That
                                              Shares             Number of         Beneficially           Will be
                                            Beneficially           Shares             Owner             Beneficially
  Name of Selling                           Owned Prior           Offered             After              Owned After
    Stockholder                             to Offering            Hereby            Offering             Offering
------------------                        ---------------      ---------------     ------------        ---------------
   James Amira                                    6,000             72,000                -0-                 -0-
   Cassandra Appleman                             6,666             79,992                -0-                 -0-
   Marga D. Armenta                               5,000             60,000                -0-                 -0-
   Ashland Capital Advisors,
    Inc.                                          6,666             79,992                -0-                 -0-
   Neil Berman                                   22,000            264,000                -0-                 -0-
   Steve and Deborah
    Calandrella(1)                               24,000            288,000                -0-                 -0-
   Dorothy Calandrella                            6,500             78,000                -0-                 -0-
   Allan Williams                                15,000            180,000                -0-                 -0-
   Chase Investment Group                        16,000            192,000                -0-                 -0-
   Kim Davis                                     66,666            799,992                -0-                 -0-
   Thomas DeMere                                  4,000             48,000                -0-                 -0-
   Linda DeGregorio                               6,666             79,992                -0-                 -0-
   Edward and Joanne Gizdich                      4,000             48,000                -0-                 -0-
   Nannette Goldberg(5)                           8,670            556,040                -0-                 -0-
   Steve Goodman                                 12,000            144,000                -0-                 -0-
   Marie L. Kanger                                6,500             78,000                -0-                 -0-
   Kevin Houtz(2)                                10,000            120,000           154,000                 4.6%
   Carla Lattinelli                               5,000             60,000                -0-                 -0-
   John R. Overturf, Jr.                          6,000             72,000                -0-                 -0-
   Ralph S. Pittman, Jr.                          2,000             24,000                -0-                 -0-
   Evan Posses                                    5,000             60,000                -0-                 -0-
   Ratna Enterprises, LLC(3)                      2,000             24,000                -0-                 -0-
   Redwood MicroCap Fund,
    Inc.(4)                                     361,800                 -0-               -0-                 -0-
   Thomas Reid                                    6,000             72,000                -0-                 -0-
   Steven B. Rosner                               6,666             79,992                -0-                 -0-
   Donald Samaria                                 4,000             48,000                -0-                 -0-
   Roger Schwartz                                 4,000             48,000                -0-                 -0-
   Mary Jane Stevens and David
          Woods Stevens(2)                        2,000             24,000            20,000                   *
   Sunrise Capital, Inc.(6)                     220,000            220,000                -0-                 -0-
   Triumph Capital, Inc.(7)                     269,000            269,000                -0-                 -0-

(1) 16,000 of these shares are owned by the Calandrella Family Foundation. Steve and Deborah Calandrella, who are husband and wife, are the sole directors of the Foundation. Mr. Calandrella was a director of the Company until January 2000.

(2)      Mr. Houtz and Mr. Stevens are directors of the Company.

(3) Ratna Enterprises, LLC, is beneficially owned by Clifford Neuman. See "Legal Matters."

(4) Redwood MicroCap Fund, Inc. is a closed-end management company registered under the Investment Company Act of 1940. Voting and investment power with respect to its shares is exercised by its board of directors, whose members are John C. Power, Joseph O. Smith and Peter Hirschburg. Mr. Power was formerly a member of our board of directors. The 361,800 shares of our common stock being offered by Redwood under this prospectus were issued to Redwood in consideration of its sale to us of Palo Verde Group, Inc. in September 2000. We agreed to register those shares for resale by Redwood as part of that transaction. Our President, J. Andrew Moorer, was formerly a director of Redwood. He resigned that position in June, 2000.

(5)      Includes 50,000 shares purchasable upon exercise of options.

(6)      Includes 150,000 shares purchasable upon exercise of options.

(7)      Includes 200,000 shares purchasable upon exercise of options.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the shares through the Nasdaq Small Cap Market or other over-the-counter markets or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold in one or more of the following types of transactions:

         - A block trade in which the broker or dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

         - Purchases by a broker or dealer as principal and resale by a broker or dealer for its account in accordance with this prospectus.

         - Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         - In privately negotiated transactions not involving a broker or dealer.


         - Redwood MicroCap Fund, Inc. has informed us that they intend to distribute their 361,800 shares of our common stock to its shareholders of record as a partial liquidating distribution. Redwood is a publicly reporting investment company whose shares are traded in the over-the-counter market. Redwood has informed us that they do not intend to engage the services of any broker or dealer or pay any commissions or fees in connection with completing the distribution of our shares to its shareholders.


         In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. Those brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. We anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

         To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.



         In addition to any other applicable laws or regulations, the selling shareholders must comply with regulations relating to distributions by selling shareholders, including Regulation M under the Securities Exchange Act of 1934 as amended. Regulation M prohibits selling shareholders from offering to purchase or purchasing our common stock at certain periods of time surrounding their sales of shares of our common stock under this prospectus.

         We have agreed to indemnify the selling shareholders against specified liabilities including liabilities under the Securities Act in connection with their offering. The selling shareholders have agreed to indemnify us and our directors and officers, as well as any persons controlling our company, against certain liabilities, including liabilities under the Securities Act.

         We will pay all expenses to register the shares, except that the selling shareholders will pay any underwriting and brokerage discounts, fees and commissions, specified attorney fees and other expenses to the extent applicable to them.

               LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

         Our articles of incorporation limit the liability of a director for monetary damages for his conduct as a director, except for:

         - Any breach of the duty of loyalty to Guardian or its stockholders,

         - Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,

         - Dividends or other distributions of corporate assets from which the director derives an improper personal benefit.

         -        Liability under federal securities law

         The effect of these provisions is to eliminate our right and the right of our stockholders (through stockholder's derivative suits on our behalf) to recover monetary damages against a director for breach of his fiduciary duty of care as a director, except for the acts described above. These provisions does not limit or eliminate our right or the right of a stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our by-laws provide that if Delaware law is amended, in the case of alleged occurrences of actions or omissions preceding any such amendment, the amended indemnification provisions shall apply only to the extent that the amendment permits us to provide broader indemnification rights than the law permitted prior to such amendment.

         Our articles of incorporation and by-laws also provide that we shall indemnify, to the full extent permitted by Delaware law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents. The indemnification is against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons in accordance with these provisions, or otherwise, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                            DESCRIPTION OF SECURITIES

         We are authorized to issue up to 15,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock covered by this prospectus, when they are received upon exercise of warrants or options, will be fully paid and nonassessable.

COMMON STOCK

         Each holder of our common stock is entitled to one vote for each share held of record. Voting rights in the election of directors are not cumulative, and, therefore, the holders of more than 50% of our common stock could, if they chose to do so, elect all of the directors.

         The shares of common stock are not entitled to preemptive rights and are not subject to redemption or assessment. Subject to the preferences that may be granted to holders of preferred stock, each share of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as we may declare. Upon our liquidation, dissolution or winding up, subject to prior liquidation or other preference rights of holders of preferred stock, if any, the holders of common stock are entitled to receive pro rata those assets which are legally available for distribution to stockholders. The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable.

PREFERRED SHARES

         Our articles of incorporation authorize issuance of a maximum of 1,000,000 preferred shares. No shares of preferred stock have been issued. The articles of incorporation give the board of directors the authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Delaware and those articles of incorporation in respect of, among other things, the number of preferred shares to constitute such series, and the distinctive designations thereof, the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; whether preferred shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation; sinking fund or other provisions, if any, for redemption or purchase of preferred shares; the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion; and voting rights, if any. The board of directors has not designated any series of preferred stock.

         In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of us, which we have not approved, we could authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. Such issuance would be subject to any limitations imposed by applicable law, our Certificate of Incorporation, the terms and conditions of any outstanding class or series of preferred shares and the applicable rules of any securities exchanges upon which our securities are at any time listed or of other markets on which our securities are at any time listed. The issuance of preferred stock may have an adverse effect on the rights (including voting rights) of holders of common stock.

WARRANTS

         The following summarizes the terms of the warrants.

         We sold a total of 150,000 Units at a price of $1.50 per Unit. Each Unit consisted of two shares of Common Stock, four Class A Common Stock Purchase Warrants ("Class A Warrants"), four Class B Common Stock Purchase Warrants ("Class B Warrants"), four Class C Common Stock Purchase Warrants ("Class C Warrants"), four Class D Common Stock Purchase Warrants ("Class D Warrants"), four Class E Common Stock Purchase Warrants ("Class E Warrants"), and four Class F Common Stock Purchase Warrants ("Class F Warrants"). The six classes of warrants will be referred to as an aggregate as the "Warrants."

         The six classes of warrants are identical, except for their exercise periods and exercise prices. Each Warrant is exercisable to purchase one share of Common Stock. The Warrants are exercisable at the prices and for the periods set forth below:




                  WARRANT          EXERCISE PRICE      EXERCISE PERIOD(1)
                  Class A              $  .75                30 days
                  Class B              $ .875                60 days
                  Class C              $ 1.00                90 days
                  Class D              $1.125               120 days
                  Class E              $ 1.25               150 days
                  Class F              $1.375               180 days

(1) The Exercise Period of all of the Warrants begins on day the registration statement of which this prospectus is a part is declared effective.

         The holder of a Warrant is not entitled to exercise any Warrant to the extent that after such exercise the sum of (i) the number of shares of common stock beneficially owned prior to such exercise and (ii) the number of shares of common stock issuable upon exercise of such Warrants with respect to which the determination of this limitation is made, would result in beneficially ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of our common stock. This provision does not apply if the holder beneficially owned more than 4.99% of the outstanding shares prior to the exercise.

         The Warrants contain provisions that provide that if we should sell shares of common stock (other that pursuant to the exercise of outstanding options and warrants, including the Warrants) at a price below the exercise price of the Warrants while the Warrants are outstanding, the exercise price of the outstanding Warrants shall be adjusted down to such lower price.

Additionally, we have agreed that, so long as any of the Warrants are outstanding and unexercised, we will not issue any additional options, warrants, or other debt or equity instruments convertible into Common Stock (except pursuant to existing stock incentive plans) without the consent of the holders of the Warrants. The holders of the Warrants cannot unreasonably withhold their consent to such issuances.

         We have the right to redeem any or all outstanding and unexercised Warrants at a redemption price of $.01 per Warrant upon thirty days written notice in the event (i) the registration statement is in effect on the date of written notice and on the redemption date set forth in the notice; (ii) there has been maintained and continues to exist on the date of the written notice a public trading market for the common stock and such securities are listed for quotation on the Nasdaq Stock Market or the OTC Electronic Bulletin board; and
(iii) the public trading closing price of the Common Stock has equaled or exceeded 200% of the exercise price of such Warrant for twenty or more consecutive trading days.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW

         We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an "interested stockholder" is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AND WARRANT AGENT

          Signature Stock Transfer, Inc., Dallas, Texas, is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

         Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. We have 3,973,462 shares of common stock outstanding. Of these shares, 2,911,660 shares are freely tradable without restriction under the Securities Act. The remaining 836,800 shares are "restricted securities" as defined in Rule 144 and may be sold under Rule 144.

         In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three- month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the issuer's common stock or the average weekly trading volume during the four calendar weeks preceding such sale, provided that certain public information about the issuer as required by Rule 144 is then available and the seller complies with certain other requirements. Affiliates may sell such shares in compliance with Rule 144, other than the holding period requirement. A person who is not an affiliate, has not been an affiliate within three months prior to sale, and has beneficially owned the restricted securities for at least two years, is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                  LEGAL MATTERS

         Our legal counsel, Neuman & Drennen, LLC, will issue an opinion regarding the legality of the shares. Clifford L. Neuman, a member of the firm, owns 2,000 shares of our common stock and warrants to purchase an additional 24,000 shares.

                    ADDITIONAL FILING AND COMPANY INFORMATION

         We have filed a registration statement on Form SB-2 with the Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048, or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

         We also file annual, quarterly, and current reports, proxy statements, and other information with the Commission. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

         Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

                                     EXPERTS

         The financial statements of Guardian Technologies International, Inc. as of December 31, 1999, and for each of the years ended December 31, 1999 and 1998, have been incorporated by reference herein in reliance upon the reports of Hein + Associates LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                        PAGE

INDEPENDENT AUDITOR'S REPORTS............................................................................................F-2

CONSOLIDATED BALANCE SHEETS - September 30, 2000 (Unaudited) and December
31, 1999 ................................................................................................................F-3

CONSOLIDATED STATEMENTS OF OPERATIONS - For the Nine Months Ended September 30,
2000 and 1999 (Unaudited) and For the Years Ended December 31, 1999
and 1998.................................................................................................................F-4

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY - For the Nine Months
Ended September 30, 2000 and 1999 (Unaudited) and For the Years
Ended December 31, 1999 and 1998.........................................................................................F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS - For the Nine Months Ended September 30,
2000 and 1999 (Unaudited) and For the Years Ended December 31, 1999
and 1998.................................................................................................................F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...............................................................................F-7

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Guardian Technologies International, Inc.
Dulles, Virginia

We have audited the accompanying balance sheet of Guardian Technologies International, Inc. as of December 31, 1999 and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state ments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian Technologies International, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.





Hein + Associates llp

Denver, Colorado
March 16, 2000

                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                            September 30,
                                                                                                2000             December 31,
                                                                                             (Unaudited)             1999
                                                                                            -------------       -------------
              ASSETS

Current Assets:
     Cash and cash equivalents                                                              $     139,009       $     191,690
     Accounts receivable, no
    allowance considered necessary                                                                 59,299             185,279
     Inventories                                                                                  147,952             158,745
     Notes receivable:
         Related party                                                                            159,500              85,000
         Other                                                                                    402,699             150,000
     Prepaid expenses and other                                                                   177,609              97,745
                                                                                            -------------       -------------
              Total current assets                                                              1,086,068             868,459

Equity Investment                                                                                 771,365           1,027,376

Property and Equipment, net                                                                       342,373              52,064

Deposits and Other                                                                                140,414              12,210
                                                                                            -------------       -------------
Total Assets                                                                                $   2,340,220       $   1,960,109
                                                                                            =============       =============


                                                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Notes payable and current portion of
    long-term debt                                                                          $      60,874       $      33,133
     Accounts payable                                                                              95,474             218,243
     Accrued director fees                                                                             --              97,655
     Accrued payroll and related benefits
    expenses                                                                                           --              12,999
                                                                                            -------------       -------------
              Total current liabilities                                                           156,348             362,030

Long-Term Debt, net of current portion                                                            108,781              36,489

SHAREHOLDERS' EQUITY:

     Preferred stock, $.20 par value, 1,000,000 shares authorized;
         no shares issued and outstanding                                                              --                  --
     Common stock, $.001 par value; 15,000,000 shares authorized,
         3,611,662 shares issued and
     outstanding                                                                                    3,974               2,763
     Additional paid-in capital                                                                 5,927,218           4,660,908
     Note Receivable Officer
     Accumulated deficit                                                                       (3,856,101)         (3,102,081)
                                                                                            -------------       -------------
              Total shareholders' equity                                                        2,075,091           1,561,590
                                                                                            -------------       -------------
Total Liabilities and Shareholders'
              Equity                                                                        $   2,340,220       $   1,960,109
                                                                                            =============       =============

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  For the Nine                          For the Years
                                                  Months Ended                             Ended
                                                  September 30,                          December 31,
                                           2000                 1999              1999                 1998
                                       -------------       -------------       -------------       -------------
                                                  (Unaudited)

Net Sales                              $     460,218       $     852,071       $   1,100,076       $   1,656,649

     Cost of goods sold                      391,185             660,235             936,652           1,377,977
                                       -------------       -------------       -------------       -------------
         Gross Profit                         69,033             191,836             163,424             278,672

Operating Expenses:
     Selling expenses                         55,211              57,420              83,955             129,070
     General and
    administrative                           719,441             544,224           1,033,689             568,786
                                       -------------       -------------       -------------       -------------
         Total operating
    expenses                                 774,652             601,644           1,117,644             697,856
                                       -------------       -------------       -------------       -------------


Operating Loss                              (705,619)           (409,808)           (954,220)           (419,184)

Other Income (Expense):
     Interest income
   (expense)                                  31,111              (7,731)                994            (100,717)
     Rental income                            26,200              49,234              49,233             184,069
     Gain on sale of assets                   (1,007)            109,759             107,974                  --
     Miscellaneous income
   (expense)                                  57,306              (5,254)            (62,533)                 --
     Costs related to failed
    acquisition                                   --                  --                  --            (111,423)
                                       -------------       -------------       -------------       -------------
         Total other income
   (expense)                                 113,610             146,008              95,668             (28,071)
                                       -------------       -------------       -------------       -------------

Loss Before Minority Interest and
     Earnings From Equity
   Investment                               (592,009)           (263,800)           (858,552)           (447,255)

     Minority Interest                        49,000                  --                  --                  --
                                       -------------       -------------       -------------       -------------

Loss Before Earnings From
   Equity Investment                        (543,009)           (263,800)           (858,552)           (447,255)

     Equity in net income
    (loss) of investment                    (211,011)            300,000              33,476                  --
                                       -------------       -------------       -------------       -------------

Net Income (Loss)                      $    (754,020)      $      36,202       $    (825,076)      $    (447,255)
                                       =============       =============       =============       =============

Net Loss per Common Share,
     Basic and Dilutive                $        (.22)      $         .03       $        (.62)      $        (.40)
                                       =============       =============       =============       =============

Average Common Shares
     Outstanding, Basic
     and Dilutive                          3,399,450           1,310,498           1,338,513           1,120,310
                                       =============       =============       =============       =============

                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)

                                         Additional
                        Common Stock       Paid-in        Accumulated
Balances,                  Shares           Amount          Capital          Deficit            Total
------------------      -----------      -----------      -----------      -----------       -----------


January 1, 1998           2,228,402      $     2,228      $ 4,106,310$      (1,829,750)      $ 2,278,788

Exercise of
  Options                   200,000              200          249,800               --           250,000
Issuance of common
  stock                      59,260               60           49,940               --            50,000
Net Loss                         --               --               --         (447,255)         (447,255)
                        -----------      -----------      -----------      -----------       -----------
Balances,
December 31, 1998         2,487,662            2,488        4,406,050       (2,277,005)        2,131,533

Issuance of common
 stock:
 Cash                       133,334              133           99,867               --           100,000
 Services                   141,672              142          154,991               --           155,133
 Net Loss                        --               --               --         (825,076)         (825,076)
                        -----------      -----------      -----------      -----------       -----------
Balances,
December 31, 1999         2,762,668            2,763        4,660,908       (3,102,081)        1,561,590

Issuance of common
  stock:
  Cash                      724,000              724          754,276               --           755,000
  Palo Verde
  Acquisition               361,800              362          361,438               --           361,800
  Services                  124,994              125          130,973               --           131,098
  Other                          --               --           19,623               --            19,623
  Net loss                       --               --               --         (754,020)         (754,020)
                        -----------      -----------      -----------      -----------       -----------

Balances,
September 30,
   2000                   3,973,462      $     3,974        5,927,218       (3,856,101)        2,075,091
                        ===========      ===========      ===========      ===========       ===========

                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For the Nine                     For the Years
                                                              Months Ended                         Ended
                                                              September 30,                     December 31,
                                                          2000             1999             1999            1998
                                                      ------------     ------------     ------------     ------------
                                                               (Unaudited)
Cash Flows from Operating
     Activities:
     Net income (loss)                                $   (754,020)    $     36,202     $   (825,076)    $   (447,255)

     Adjustments to reconcile net income (loss) to
     net cash used in operating activities:
         Depreciation and
         amortization of property
         and equipment                                      14,722           37,920           40,720           92,949
         Common stock and options
     for services                                          131,098               --          155,133               --
         Write down of assets to
     net realizable value                                       --               --               --           68,224
         (Gain) loss on sale of
     property and equipment                                  1,007         (109,759)         107,974               --
         Cash received in Palo
         Verde acquisition                                  (9,365)              --               --               --
        Minority Interest                                  (49,000)              --               --               --
         Equity in net income
         (loss) of investment                              211,011         (300,000)         (33,476)              --

     Changes in operating assets and liabilities:
         (Increase) decrease in:
         Accounts receivable                               125,980           62,472          (32,748)          42,382
         Inventories                                        10,793           36,900           22,040          235,550
         Prepaid expenses and
         other                                             (79,864)        (117,793)          50,889          (66,697)
         Increase (decrease) in:
         Accounts payable                                 (122,769)         (90,161)         122,171         (155,725)
         Accrued expenses and
         other                                            (110,654)          25,057              792          (19,629)
         Customer deposits                                      --               --             (312)         (80,981)
                                                      ------------     ------------     ------------     ------------
         Net cash used in
         operating activities                             (631,061)        (419,162)        (391,893)        (331,182)
                                                      ------------     ------------     ------------     ------------

Cash Flows from Investing Activities:
     Purchase of property
     and equipment                                              --             (648)          (3,248)          (7,729)
     Sale of property
     and equipment                                          11,505          877,941        2,519,374               --
     Issuance of notes
     receivable                                           (249,000)        (505,000)        (505,000)        (500,000)
     Payments on notes
     receivable                                             50,000          620,000          670,000          100,000
     Investment in Structural
     Holdings, Inc.                                             --         (850,000)        (948,900)              --
                                                      ------------     ------------     ------------     ------------

         Net cash provided by
         (used in) investing
         activities                                       (187,495)         142,293        1,732,226         (407,729)

Cash Flows from Financing Activities:
     Proceeds from issuance of
      notes payable                                             --           91,978               --        1,926,161
     Other                                                  19,623               --               --               --
     Payment on notes payable                               (8,748)        (170,728)      (1,834,581)      (1,010,774)
     Exercise of options                                   530,000               --               --          250,000
     Proceeds of common
     stock issued                                          225,000          100,000          100,000           50,000
                                                      ------------     ------------     ------------     ------------
         Net cash provided by
         financing activities                              765.875           21,250       (1,734,581)       1,215,387
                                                      ------------     ------------     ------------     ------------

Increase (Decrease) in Cash
     and Cash Equivalents                                  (52,681)        (255,619)        (394,248)         476,476

Cash and Cash Equivalents,
     beginning of period                                   191,690          585,937          585,938          109,461
                                                      ------------     ------------     ------------     ------------

Cash and Cash Equivalents,
     end of period                                    $    139,009     $    330,318     $    191,690     $    585,937
                                                      ============     ============     ============     ============

Supplemental Schedule
     of Cash Flow Information:
     Cash paid for interest                           $      5,275     $     37,609     $     39,685     $    146,842
                                                      ============     ============     ============     ============
     Debt assumed by buyer
      in sale of building                             $         --        1,857,379        1,857,379     $         --
                                                      ============     ============     ============     ============

                    GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INFORMATION AFTER DECEMBER 31, 1999 IS UNAUDITED)

1.       NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

         NATURE OF OPERATIONS - Guardian Technologies International, Inc. (the "Company") is incorporated in the State of Delaware. The Company manufactures and distributes soft armor products, primarily superior quality ballistic protective vests, for law enforcement officers, armed forces personnel, and other legitimate individuals or groups requiring protective equipment. During 1999, the Company acquired a 50% interest in Structural Holdings, Inc. (Structural). Structural is a holding company and its only investment at December 31, 1999 is 100% of the common stock of H&M Steel (H&M). H&M is engaged in the business of structural steel fabrication.

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Guardian Technologies, Inc. and its subsidiaries (collectively the "Company"). All significant intercompany transactions accounts have been eliminated

         INVESTMENTS - The Company's 50% ownership interest in Structural is accounted for under the equity method of accounting and is recorded at cost as adjusted for its proportionate share of earnings and distributions.

         REVENUE RECOGNITION - Manufacturing revenue is recognized upon shipment of product.

         USE OF ESTIMATES - The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. H&M enters into long-term contracts with its customers and recognizes revenue on a percentage of completion basis, which requires significant estimates.

         Financial Instruments - The estimated fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their carrying amounts in the financial statements due to the short-term nature of these instruments.

         Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.

         CONCENTRATIONS OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade accounts receivable and cash. The Company grants credit terms in the normal course of business to its customers, who are primarily dealers or municipal, state and Federal law enforcement agencies, and who are located throughout the United States. As part of its ongoing procedures, the Company monitors the credit worthiness of its customers.

         The Company maintains cash in commercial banks in accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per customer and in uninsured accounts. The cash amount presented on the balance sheet reflects the actual amounts on deposit with banks reduced for outstanding checks and increased for deposits in transit. At December 31, 1999, the Company had cash in banks in excess of FDIC insured limits of approximately $87,200.

         CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

         ACCOUNTS RECEIVABLE - It is the practice of management to write-off receivables in the year amounts are determined to be uncollectible. No allowance for doubtful accounts is reflected in these financial statements since management believes all accounts at September 30, 2000 and December 31, 1999 to be fully collectible.

         INVENTORIES - Inventories consist of purchased materials and components, work-in-process, and finished goods. Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. Inventories consisted of the following at December 31, 1999:


                  Raw materials and components           $  135,437
                  Finished goods                             23,308

                                                         $  158,745

         PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost and depreciated over their estimated useful lives. The Company uses the straight-line and accelerated methods of depreciation, respectively, for financial statement and income tax reporting purposes.

         A summary of the estimated useful lives follows:


                  Office furniture and equipment         5 - 7 years
                  Manufacturing equipment                7 - 8 years

         Expenditures for maintenance and repairs which do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in earnings.

         IMPAIRMENT OF LONG-LIVED ASSETS - The Company performs an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If the net carrying value exceeds estimated undiscounted future net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value.

         RENTAL INCOME - The Company leased a portion of the building which it owned until March 31, 1999. Rental income and payments are recorded and received on a monthly basis. Rental income was $49,233 in the nine months ended September 30, 1999 and fiscal year ended December 31, 1999 and $184,069 in the fiscal year ended December 31, 1998.

         INCOME TAXES - The Company utilizes the liability method for accounting for income taxes. The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between financial statement amounts and tax bases of assets and liabilities. The resulting deferred income tax liabilities are adjusted to reflect changes in tax laws and rates. Temporary differences consist of the difference in financial statement and income tax bases for property and equipment. Deferred income taxes related to an asset or liability are classified as current or noncurrent based on the classification of the related asset or liability.

         NET LOSS PER COMMON SHARE - The Company has adopted SFAS No. 128 which establishes standards for computing and presenting earnings per share
         (EPS) for entities with publicly held common stock. The standard requires presentation of two categories of EPS - basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All potential dilutive securities are antidilutive as a result of the Company's net loss for the nine months ended September 30, 1999 and for the years ended December 31, 1999 and 1998. Accordingly, basic and diluted EPS are the same for all periods presented.

         COMPREHENSIVE LOSS - SFAS No. 130 establishes standards for reporting and display of comprehensive loss, its components and accumulated balances. Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive loss was the same as net loss in all periods presented.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2000 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

2.       LIQUIDITY:

         The Company has incurred losses since inception, including $345,848 during the nine months ended September 30, 2000, $825,076 in 1999 and $447,255 in 1998, respectively. If losses continue and/or the Company is unable to raise adequate capital to fund future operations, the Company may be required to curtail operations, liquidate assets or enter into capital or financing arrangements on terms which may have an adverse effect on future operations. In an effort to improve operations and cash flow, the Company is currently pursuing the following activities:

                  o Outsourcing of the manufacture of its ballistic product line to reduce labor and overhead costs (mostly rent) incurred in the production process at its Dulles, Virginia facility. The

                           Company is also working with several vendors to provide a lightweight ballistic material in order to reduce material costs in its product lines. The Company anticipates that these actions will not only increase gross margin percentages, but will allow the Company to lower the price on its product lines. Management is also seeking experienced body armor sales personnel that will be able to capitalize on this lower priced product line, thereby increasing sales volume.

                  o Seeking profitable and privately held strategic acquisition candidates that are in the security and safety product industry. The Company intends to acquire the candidates through a combination of cash (raised through equity financings) and common stock of the Company.

                  o During the nine months ended September 30, 2000, the Company raised additional equity financing of $225,000 and $530,000 through proceeds from a private placement and option exercises, respectively. The Company anticipates the exercise of warrants included in the private placement in fiscal 2000. Assuming all warrants are exercised, the Company would receive proceeds of $3,825,000. However, there can be no assurances that any of these warrants will be exercised.

         For these reasons, management believes that no adjustments or reclassifications of recorded assets and liabilities is necessary at this time.

3.       INVESTMENT IN STRUCTURAL HOLDINGS:

         In 1999, the Company purchased a 50% interest in Structural for $850,000 cash and incurred $98,900 of costs directly associated with this investment. The investment is accounted for under the equity method of accounting.

            SUMMARIZED FINANCIAL INFORMATION FOR STRUCTURAL HOLDINGS

                                     For the Nine           For the Year
                                     Months Ended               Ended
                                  September 30, 2000      December 31, 1999
                                  ------------------      -----------------

Net sales                          $     12,516,531       $      7,005,000
Cost of sales                      $     11,667,032              5,330,000
Depreciation                       $        657,484                      ?
Net income                         $       (252,069)                90,000
Guardian share of net income       $       (126,035)                33,476
       Current assets              $      4,515,000              5,464,000
       Noncurrent assets           $      4,789,768              4,777,000
       Total assets                $      9,304,768             10,241,000
       Current liabilities         $      7,412,051              7,810,000
       Noncurrent liabilities      $        542,152                640,000
       Total liabilities           $      7,954,203              8,450,000
       Net assets                  $      1,350,565       $      1,791,000


         The Company recorded its equity in estimated earnings of Structural totaling $33,476 at December 31, 1999, based on Structural's management's best estimate of profit on uncompleted contracts at the time the Company's Form 10-K was required to be filed with the SEC. However, Structural had not completed the audit of its December 31, 1999 financial statements as of that date and the audit still has not yet been issued. Based on a change of estimate in the cost to complete certain jobs, Structural changed its percent of completion calculation at December 31, 1999, thereby reducing its net income to a net loss. As a result, the Company reduced its equity in earnings of Structural for the nine months ended September 30, 2000 by $84,976, which represents 50% of the reduction in net income of Structural for the year ended December 31, 1999. This amount coupled with Guardian's share of Structural's net loss for the nine months ended September 30, 2000 of $126,035, results in a net equity loss of $211,011 for nine months ended September 30, 2000 as recorded on the Company's books. The December 31, 1999 unadjusted column above represents amounts prior to Structural's change in its estimate of percentage of completion. The December 31, 1999 adjusted column above represents amounts adjusted for Structural's change in its estimate of percentage of completion.

         Structural purchased an entity (H&M) in 1999 for approximately $5,000,000. The purchase of H&M was accounted for under the purchase method of accounting, and as a result, approximately $3,025,000 of goodwill was recorded which is being amortized over 15 years. The purchase was financed by Structural with approximately $1,700,000 in cash (of which $850,000 was paid by the Company), a $650,000 note payable to the seller and $2,650,000 of 3-year term loans to a financial institution to H&M. Additionally, H&M obtained a $2,350,000 3-year revolving line-of-credit from the same financial institution. H&M was not in compliance with certain financial covenants of the financial institution as of December 31, 1999 and June 30, 2000 and as such, the notes have been classified as current. However, H&M is currently attempting to obtain waivers of these loan covenant violations. The loan agreements have restrictions on payment of dividends, salaries and fees to the principals/shareholders of Structural. Consulting fees of $225,000, primarily related to obtaining the loan from the financial institution, were paid to an entity that has a common equity interest holder with a shareholder of Structural. The equity interest holder is also the chief executive officer of Structural. This fee has been recorded as deferred financing fees and is being amortized over the 3-year life of the loans.

         The Company receives fees of $5,000 per month from Structural. Included in the Company's investment in Structural is a $5,000 and a $45,000 receivable due from Structural for accrued fees as of September 30, 2000 and December 31, 1999, respectively. As of December 31, 1999, the net investment in Structural of approximately $982,000, after deducting the fee receivable, differs from the Company's 50% interest in the net equity of Structural totaling $895,000. This difference, totaling $87,000, is the result of the Company capitalizing direct costs it incurred for the purchase of its 50% interest in Structural and a timing difference from when Structural effectively acquired H&M and when the Company acquired its interest in Structural for purposes of allocating net income. This difference is being amortized over 15 years.

4.       NOTE RECEIVABLE:

         In conjunction with a failed acquisition of an entity in 1998, the Company loaned $500,000 to this entity. The interest rate is 8%. A 637-acre parcel of land and a building have been pledged as collateral on the note. At December 31, 1999, the note balance had been reduced to $100,000. In June, in order to facilitate the timely delivery of products sold to the federal government by this entity, the Company increased the Note by an additional $150,000. The Note is to be repaid from proceeds from the close-out of the federal contract following delivery. The interest rate on the Note is 8%. A 637-acre parcel of land and a building have been pledged as collateral on the Note. In conjunction with the increase in the Note, the due date on the Note was extended from June 30, 2000 to December 31, 2000. Management believes the Note will be repaid in full in January 2001.

         The Company loaned $50,000 to an unrelated entity. The interest rate is 12% and the principal plus interest is payable in full on March 31, 2000. An interest in the underlying mortgage was assigned to the Company by the entity's lender as collateral on the note. This note was repaid during the nine months ended September 30, 2000.

         A related party note receivable of $85,000 is from an entity that is a stockholder in the Company and the other 50% stockholder in Structural. The interest rate is 9%, with interest due monthly with the principal due December 31, 2000. This note is collateralized by 10% of the entity's common stock ownership of Structural and consulting fee payments of $25,000 per month made to the entity by Structural. The note was paid in January 2001.

5.       NOTE RECEIVABLE OFFICER:

         On April 1, 2000, an officer of the Company exercised 40,000 options to purchase common stock at $1.25 per share by issuing a Note Receivable (the "Note") to the Company. The interest rate on the Note is 8% and due in one year. The Note was repaid on September 29, 2000.

6.       ACQUISITION AND REORGANIZATION:

                         On September 27, 2000, the Company, completed the acquisition of 100% of the issued and outstanding shares of common stock of Palo Verde Group, Inc., a Colorado corporation. In the transaction, the Company issued 361,800 shares of its common stock to Redwood MicroCap Fund, Inc., the sole shareholder of Palo Verde Group, Inc. Under the terms of the agreement, the Company has agreed to register the distribution of the 361,800 shares of the Company's common stock to the shareholders of Redwood MicroCap Fund, Inc., pro rata, which is a publicly reporting company whose shares are traded on the over-the-counter market and quoted on the OTC Electronic Bulletin Board. The Company maintains Palo Verde Group as a wholly-owned subsidiary.

         The assets of Palo Verde Group, Inc. consist of certain real property located in Carefree, Arizona and a commercial building and associated real property located in the State of Wyoming. The Arizona property is held for development.

         On September 30, 2000, the Company completed a reorganization and restructuring of its armor division.

         The Company had previously formed and organized a wholly-owned subsidiary, Guardian Security and Safety Products, Inc. ("GSSP"). In forming that subsidiary, the Company transferred all of its assets and liabilities associated with its armor manufacturing division to GSSP in exchange for a total of 3,611,662 shares of GSSP common stock.

         Following the restructuring, the Company then formed and organized Guardian Armor, LLC, a Delaware limited liability company. Guardian Armor, LLC then changed its name to ForceOne, LLC. GSSP then transferred to ForceOne, LLC certain assets and liabilities associated with the armor division consisting of accounts receivable, accounts payable, inventory and fixed assets. The assets and liabilities transferred to ForceOne, LLC had a net value of approximately $50,000, for which GSSP received a 51% membership interest in ForceOne, LLC.

         The remaining 49% membership interests in ForceOne, LLC were sold to an individual and entity. The membership interests purchased by the individual and entity were issued in consideration of promissory notes in the amount of $24,500 each, payable June 30, 2001. The entity has paid its note in full.

7.       PROPERTY AND EQUIPMENT:

         Property and equipment consists of the following:

                            September 30, 2000    December 31, 1999
                            ------------------    -----------------
Land                          $      275,000                   --
Manufacturing equipment               10,692               74,494
Furniture and fixtures                50,623               74,555
Computer equipment                    56,968               44,800
Leasehold Improvements                 9,683                   --
                                     402,966              193,849
Accumulated depreciation             (60,593)            (141,785)
                              --------------       --------------
                              $      342,373       $       52,064


         Depreciation expense for the nine months ended September 30, 2000 and 1999 and for the years ended December 31, 1999 and 1998 was $14,722, $37,920, $40,720 and $92,949, respectively.

         On March 31, 1999, the Company sold its land and building for $2,825,000, which was greater than its net cost of approximately $2,640,000. In conjunction with the sale, the purchaser assumed the Company's note payable which is collateralized by the building, which balance was approximately $1,857,000 on the date of the sale. The total proceeds to the Company was approximately $883,000. The Company also signed a 5-year lease totaling approximately $13,000 per month on the building after it was sold. In conjunction with the sale, the Company will no longer recognize rental income nor will it recognize depreciation expense related to the building or general operating costs attributable to being the owner of a building.

8.       NOTES PAYABLE:

         Included in notes payable as of December 31, 1999 are two insurance premium finance agreements totaling $36,489. The agreements mature in May 2000 and April 2001 and call for monthly payments of principal and interest of $2,585 and $2,492 with interest at 10.5% and 8.375%, respectively.

         The following is a schedule of future principal payments as of December 31, 1999:

                                Year Ending December 31,
                                -----------------------
                                2000                                  $  33,133
                                2001                                     27,775
                                2002                                      8,714
                                                                         69,622
                                Less current portion                    (33,133)
                                                                      ----------
                                                                      $  36,489

9.       LEASE COMMITMENTS:

         OFFICE LEASE - The Company leases office space, under a five-year operating lease. Total rental expense was $131,500 for the year ended December 31, 1999. The total minimum rental commitments at December 31, 1999 are as follows:

                         2000                                         $   175,300
                         2001                                             175,300
                         2002                                             175,300
                         2003                                             175,300
                         2004                                              43,800
                                                                      -----------
                                                                      $   745,000

10. SHAREHOLDERS' EQUITY:

         STOCK SPLIT - Subsequent to December 31, 1999, the Company's Board of Directors approved a 2 for 1 reverse stock split. Accordingly, all common stock reflected in the accompanying financial statements and notes reflect this split.

         PREFERRED STOCK - The Company has the authority to issue 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue such preferred shares in series and determine the rights and preferences of the shares as may be determined by the Board of Directors. There were no outstanding shares of preferred stock in 1999 or 1998.

         ISSUANCES OF COMMON STOCK - During 1999, the Company issued 66,666 shares of common stock valued at $50,000 to an entity which has a common officer with the Company for services provided in connection with the acquisition of Structural (see Note 3). In addition to $55,000 in cash for consulting services to a shareholder/director, the Company issued 75,006 shares of common stock to an entity owned by this shareholder/director for consulting services valued at $51,087. During 1999, the Company issued 133,334 shares of common stock for $100,000 to an entity that owns 50% of Structural.

         During the nine months ended September 30, 2000, the Company granted 124,994 shares of common stock valued at $131,098 to the directors of the Company for services performed in fiscal 1999. Of this amount, $98,000 was recorded as an accrued liability as of December 31, 1999 and as an increase to common stock and additional paid-in capital.

         From January 1, 2000 through September, 2000, options for 424,000 shares of common stock were exercised resulting in total proceeds of $530,000.

         During the nine months ended September 30, 2000, the Company sold 150,000 units for $1.50 each, totaling $225,000. Each unit is comprised of two shares of common stock and four Class A, Class B, Class C, Class D, Class E, and Class F warrants. The warrants have the following terms:


         WARRANT                    EXERCISE PRICE     EXERCISE PERIOD*
         Class A                       $  .750              30 days
         Class B                       $  .875              60 days
         Class C                       $  1.000             90 days
         Class D                       $  1.125            120 days
         Class E                       $  1.250            150 days
         Class F                       $  1.375            180 days

* The exercise period begins the effective date of a registration statement registering the underlying shares of common stock issuable upon exercise of these warrants. Warrants must be exercised in alphabetical order by warrant class. If any warrant is not exercised during the term of the warrant by an individual warrant holder, all remaining classes of warrants will automatically expire.

Additionally, options for the purchase of 100,000 shares of common stock were granted during the nine months ended September 30, 2000 with an exercise price of $.70, and which expire in 2007

WARRANTS - In conjunction with the initial public offering in 1996, the Company issued 1,628,712 warrants. These warrants have an exercise price of $7.50 per share and expire in the year 2001. None of these warrants have been exercised.

STOCK OPTION PLANS - In 1997, the shareholders approved a stock option plan authorizing options for 300,000 shares of the Company's common stock. Under the terms of the plan, the exercise price of non-qualified options will be the lesser of the book value per share of the common stock as of the end of the Company's fiscal year immediately preceding the date of such grant or 50% of the fair market value per share of the common stock on the date of such grant. For incentive stock options, the exercise price shall not be less than fair market value per share at the date of such grant. Options shall expire on the date specified by the Board but not more than 10 years from the date of grant for non-qualified and incentive stock options and options granted to employees expire 90 days after termination. Following is a summary of activity under the stock option plan for the years ended December 31, 1999 and 1998:

                                                                   December 31,
                                                    1999                                1998
                                       -------------------------------      ------------------------------
                                                                             Weighted            Weighted
                                                                              Average            Average
                                          Number            Exercise           Number            Exercise
                                        of Shares            Price           of Shares            Price
                                       ------------       ------------      ------------       ------------
Outstanding, beginning of
  year                                      466,666       $      1.165            66,666       $       .660
         Granted                            194,000               .970           600,000              1.250
         Exercised                               --                 --          (200,000)             1.250
         Expirations                        (66,666)              .660                --                 --

         Outstanding, end of year           594,000       $      1.160           466,666       $      1.165

         Vested Options                     508,284       $      1.235           466,666       $      1.165

         Of the 194,000 options issued in 1999, 100,000 options were issued to officers and directors of the Company and 94,000 were issued to employees and unrelated parties for services. All options granted during 1998 were to employees and directors.

         If not previously exercised or forfeited, vested options outstanding at December 31, 1999 will expire in the year ending December 31, 2000 at a weighted average exercise price of $1.165 per share. The remaining 85,716 options will vest ratably each quarter over seven years and will expire in February 2006 at a weighted average exercise price of $.705 per share. At December 31, 1999, the weighted average remaining contractual life of options outstanding was approximately 14 months.

         Presented below is a comparison of the weighted average exercise price and fair values of the Company's common stock on the measurement date for all stock options granted to employees during 1999:

                                          Number of     Exercise       Fair
                                           Shares        Price         Value
                                          ---------     --------      --------

Market price equal to exercise price       100,000      $   .705      $   .705
Exercise price greater than market
  price                                     24,000         1.250         1.188

Exercise price greater than market
  price                                     70,000         1.250         1.235

                                           194,000      $  1.070      $  1.040

         PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the market value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and EPS would have been increased to the pro forma amounts indicated below.

                                                      Year Ended December 31,
                                                     1999               1998
                                                 ------------       ------------
Net loss applicable to common shareholders:
As reported                                      $   (460,897)      $   (447,255)
Pro forma                                        $   (596,542)      $   (579,363)
Net loss per common shareholders:
As reported - basic and diluted                  $       (.33)      $       (.40)
Pro forma - basic and diluted                    $       (.43)      $       (.52)

         The fair value of each option granted was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                Year Ended December 31,
                                 1999             1998
                               ---------       ---------

Expected volatility                125.3%          165.2%
Risk-free interest rate              5.3%            5.5%
Expected dividends                    --              --
Expected terms (in years)            3.7             2.0

11.      INCOME TAXES:

         There was no provision for income taxes for the years ended December 31, 1999 or 1998 due to net operating losses, and deferred tax assets being offset by a valuation allowance.

     The net deferred tax asset for the years ended December 31, are comprised of the following items:

                                                1999               1998
                                            ------------       ------------
  Deferred tax assets:
       Options                              $     20,000       $         --
       Net operating loss carryforward         1,112,000            843,000
       Other                                      37,000             37,000
       Gross deferred tax assets               1,169,000            880,000

  Deferred tax liability:
       Equity investment                         (12,000)                --
       Property and equipment                     (2,000)           (65,000)
       Net deferred tax asset before
  valuation allowance                          1,155,000            815,000

  Less deferred tax asset valuation
allowance                                     (1,155,000)          (815,000)

  Net deferred tax asset                    $         --       $         --


         Total income tax expense for 1999 and 1998 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:


                                               1999           1998
                                              -------        -------

Statutory rate                                  (34)%          (34)%
State income taxes, net of Federal
  income tax benefit                             (4)%           (4)%
Increase (reduction) in valuation
  allowance related to of net
  operating loss carryforwards and
  change in temporary differences                38%            38%

         In 1999, the valuation allowance increased $344,000. At December 31, 1999, the Company has net operating loss carryforwards of approximately $2,980,000 available under provisions of the Internal Revenue Code to be applied against future taxable income. These carryforwards are subject to annual limitations on utilization and expire from December 31, 2010 through December 31, 2018.

12.           MAJOR CUSTOMERS:

         The Company sells its products primarily to authorized dealers for resale to municipal, county and state law enforcement agencies throughout the United States. Approximately 2% of sales in 1999 and 1998 were to foreign governments and agencies.


         Percentage of sales to major domestic customers at December 31, are as follows:

                                                   1999          1998
                                                   -----         -----
GOVERNMENT CUSTOMER:
     U.S. Government Agency and subcontract          23%          19%
     Municipal law enforcement agency                20%          26%

NON-GOVERNMENTAL CUSTOMER                            20%          49%


13.           MAJOR SUPPLIER CONCENTRATION:

         The ballistic resistant products of the Company are primarily manufactured with the raw materials Spectra 1000 woven fabric and Spectra Shield. These two products are manufactured and distributed by one company only. As of December 31, 1999 and 1998, Guardian Technologies International, Inc., owed $72,700 and $80,600, respectively, to this company.

14.           FOURTH QUARTER ADJUSTMENT:

         During the fourth quarter of 1999, the Company recognized a loss of $267,000 on its equity in net earnings of Structural. This loss was primarily the result of Structural revising its calculation for profit on long-term contracts prior to the Company's fourth quarter.

                              GUARDIAN TECHNOLOGIES

                               INTERNATIONAL, INC.




                                    4,400,800
                             SHARES OF COMMON STOCK
















                                   PROSPECTUS





                                  January, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

         The Company's Articles of Incorporation permit and its By-laws require the Company to indemnify officers and directors to the fullest extent permitted by the Delaware Business Corporation Law (OBCA). The Company has also entered into agreements to indemnify its directors and executive officers to provide the maximum indemnification permitted by Delaware law. These agreements, among other provisions, provide indemnification for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company.

         Article VI of the Company's By-laws permits the Company to indemnify its directors, officers, employees and agent to the maximum extent permitted by the OBCA. Section 317 of the OBCA provides that a corporation has the power to indemnify and hold harmless a director, officer, employer, or agent of the corporation who is or is made a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss actually and reasonably incurred by such person in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If it is determined that the conduct of such person meets these standards, such person may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably in connection therewith.

         If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and its stockholders. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite such adjudication but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

         Where any such person is successful in any such proceeding, such person is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless order by a court), indemnification is made by the corporation upon determination by it that indemnification of such person is proper in the circumstances because such person has met the applicable standard or conduct.

         A corporation may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the person is not eligible for indemnification.

         The indemnification rights provided in Section 317 of the OBCA are not exclusive of additional rights to indemnification for breach of duty to the corporation and its stockholders to the extent additional rights are authorized in the corporation's articles of incorporation and are not exclusive of any other rights to indemnification under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, with as to action in his or her office and as to action in another capacity which holding such office.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering, all of which are to be borne by us, are as follows:

            SEC Filing Fee                        $          8,649
            Printing Expenses*                                 600
            Accounting Fees and Expenses*                    2,000
            Legal Fees and Expenses*                        10,000
            Blue Sky Fees and Expenses*                      1,000
            Registrar and Transfer Agent Fee*                1,000
            Miscellaneous*                                     751

            Total*                                         $24,000

* Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         a. In 1998 the Registrant sold 59,260 shares to Redwood MicroCap Fund, Inc for $50,000. The Registrant relied on Section 4(2) for the issuance. The investor was sophisticated and was given access to all material information about the Registrant.

         b. During 1998 officer and directors of the Registrant exercised options to purchase a total of 100,000 shares of Common Stock. The Registrant relied on Section 4(2) for the issuances.

         c. During 1999 the Registrant issued 75,006 shares of Common Stock to its Chairman, Oliver North, for consulting services. The Registrant relied on Section 4(2) for the issuance.

         d. During 1999 the Registrant sold TAIM Special Equities III 133,334 shares of Common Stock for $100,000. TAIM owns 50% of Structural Holdings, the Company's 50%-owned subsidiary. The Registrant relied on Section 4(2) for the issuance. TAIM is a sophisticated investor that was given access to all material information about the Registrant.

         e. During 1999 the Registrant issued to Redwood MicroCap Fund, Inc., 66,666 shares of common stock for services provided in connection with the acquisition of Structural. Mr. Moorer, the Registrant's President, is an officer of Redwood. The Registrant relied on Section 4(2) for the issuance. Redwood is a sophisticated investor that was given access to all material information about the Registrant.

         e. In January 2000 the Registrant issued 20,000 to each of its five directors as partial compensation for their services as directors in 1999. Each of the directors was accredited and had all material information about the Registrant.

         f. In January 2000 the Registrant sold a total of 150,000 Units to 28 investors at a purchase price of $1.50 per Unit. Each Unit consisted of two shares of Common Stock and twenty-four Common Stock Purchase Warrants. The Warrants are described in the section of the Prospectus "Description of Securities - Warrants." The offering was made pursuant to Section 4(2) and Regulation D; each investor was a sophisticated, accredited investor, who was given access to all material information about the Registrant.

         g. In January 2000 the Registrant issued 24,994 shares of Common Stock to its Chairman, Oliver North, for consulting services. The Registrant relied on Section 4(2) for the issuance.

         h. In April 2000, the Registrant issued 40,000 shares of Common Stock to Mr. Moorer upon his exercise of incentive stock options at an exercise price of $1.25 per share. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 701 under the Securities Act.

         i. In September 2000, the Registrant issued 361,800 shares of Common Stock to Redwood MicroCap Fund, Inc., a registered investment company. The shares were issued in consideration of the transfer of 100% of the outstanding Common Stock of Palo Verde Group, Inc. The shares, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.


ITEM 27. EXHIBITS

         a. The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

Exhibit
Number            Description

3.1        Certificate of Incorporation of the Company *

3.2        Bylaws of the Company.*

4.1        Form of Common Stock Certificate.*

4.2        Form of Warrant.*


5.1        Opinion of Neuman & Drennen, LLC.

10.1       Employment Agreement between the Company and Oliver L. North.**

10.2       Employment Agreement between the Company and Joseph F. Fernandez.**

10.3 Revolving Line of Credit Agreement dated December 7, 1995 among the Company, Creditanstalt Corporate Finance, Inc. and Oliver L. North, as Guarantor.**

10.4 Promissory Note dated December 7, 1995 from the Company to Creditanstalt Corporate Finance, Inc.**

10.5 Guaranty dated December 7, 1995 from Oliver L. North to Creditanstalt Corporate Finance, Inc.**

10.6 Amendment dated November 26, 1996 relating to Revolving Loan of Credit Agreement among the Company, Creditanstalt Corporate Finance, Inc. and Oliver L. North, as Guarantor.**

10.7 Margin Agreement dated June 24, 1996 between the Company and Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation.**

10.8       Promissory Note dated February 7, 1997 from the Company to Dashco,
           Inc.**

10.9 Deed of Trust between the Company and Marc A. Busman and Rosalyn R. Busman, Trustees.**

10.10 Deed of Lease dated January 23, 1997 between the Company, as Landlord, and Freedom Alliance, as Tenant.**

10.11 Letter re: Line of Credit facility between the Company and Adler Financial Group.**

10.12 Letter re: Loan commitment between the Company and The Baltimore Life Insurance Company/Life of Maryland, Inc.***

10.13 Stock Purchase Agreement dated August 12, 1999 between the Company and Taim Investment Company regarding Structural Holdings, Inc.****

10.14 Employment Agreement between the Company and J. Andrew Moorer dated February 1, 1999.*****

10.15 Option dated February 19, 1999 by and between J. Andrew Moorer and Oliver North.*****

10.16 Promissory Note dated May 1, 1999 from Taim Special Equities III to the Company.*****

10.17 Consulting Agreement between the Company and Structural Holdings, Inc. dated April 1, 1999.*****

10.18 Consulting Agreement between the Company and Oliver L. North dated February 19, 1999.*****

10.19 Consulting Agreement between the Company and Redwood MicroCap Fund, Inc. dated December 31, 1998.*****

11.0       Statement re: Computation of Per Share Earnings*****

21.1       Subsidiaries *******

23.1       Consent of Neuman & Drennen, LLC

23.2       Consent of Hein & Associates

24 Power of Attorney (included in the Signature Page to this Registration Statement)

27.0       Financial Data Schedule******

* Filed as an Exhibit to the Company's Registration Statement on Form SB-2 dated March 22, 1996 (Reg. No. 333-2712-NY) and incorporated herein by reference.

** Filed as an Exhibit to the Company's 1996 Form 10-KSB dated April 15, 1997 and incorporated herein by reference.

*** Filed as an Exhibit to the Company's 1997 Form 10-KSB dated March 31, 1998 and incorporated herein by reference.

**** Filed as an Exhibit to the Company's Current Report on Form 8- K/A-3 filed with the Commission on August 16, 1999

***** Filed as an Exhibit to the Company's 1999 Form 10-KSB dated April 14, 2000, and incorporated herein by reference.

****** Filed as an Exhibit to the Company's Form 10-QSB dated May 22, 2000, and incorporated herein by reference

******* Filed as an Exhibit to the Company's Registration Statement on Form SB-2 dated May 30, 2000, and incorporated herein by reference.


----------

ITEM 28. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:


         a. Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

         c. Include any additional or changed material information on the plan of distribution.

2. That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form SB-2 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized. In the City of Carefree, State of Arizona, on the 16th day of January, 2001.

                                            GUARDIAN TECHNOLOGIES INTERNATIONAL,
                                            INC., A Delaware Corporation


                                            By: /s/ J. Andrew Moorer
                                               ---------------------------------
                                               J. Andrew Moorer, President


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Andrew Moorer his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities with Guardian Technologies International, Inc. and on the dates indicated.


Signature                             Title                          Date

/s/ J. Andrew Moorer      President, Chief Executive Officer    January 16, 2001
--------------------              and Director
J. Andrew Moorer

/s/ Oliver L. North             Chairman of the Board           January 16, 2001
---------------------               and Secretary
Oliver L. North

/s/ Kevin L. Houtz                    Director                  January 16, 2001

---------------------
Kevin L. Houtz

/s/ David W. Stevens                  Director                  January 16, 2001
---------------------
David W. Stevens

/s/ Herbert M. Jacobi                 Director                  January 16, 2001
---------------------
Herbert M. Jacobi

                                 EXHIBIT INDEX



Exhibit
Number            Description
-------           -----------
 3.1       Certificate of Incorporation of the Company *

 3.2       Bylaws of the Company.*

 4.1       Form of Common Stock Certificate.*

 4.2       Form of Warrant.*


 5.1       Opinion of Neuman & Drennen, LLC.


10.1       Employment Agreement between the Company and Oliver L. North.**

10.2       Employment Agreement between the Company and Joseph F. Fernandez.**

10.3 Revolving Line of Credit Agreement dated December 7, 1995 among the Company, Creditanstalt Corporate Finance, Inc. and Oliver L. North, as Guarantor.**

10.4 Promissory Note dated December 7, 1995 from the Company to Creditanstalt Corporate Finance, Inc.**

10.5 Guaranty dated December 7, 1995 from Oliver L. North to Creditanstalt Corporate Finance, Inc.**

10.6 Amendment dated November 26, 1996 relating to Revolving Loan of Credit Agreement among the Company, Creditanstalt Corporate Finance, Inc. and Oliver L. North, as Guarantor.**

10.7 Margin Agreement dated June 24, 1996 between the Company and Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation.**

10.8       Promissory Note dated February 7, 1997 from the Company to Dashco,
           Inc.**

10.9 Deed of Trust between the Company and Marc A. Busman and Rosalyn R. Busman, Trustees.**

10.10 Deed of Lease dated January 23, 1997 between the Company, as Landlord, and Freedom Alliance, as Tenant.**

10.11 Letter re: Line of Credit facility between the Company and Adler Financial Group.**

10.12 Letter re: Loan commitment between the Company and The Baltimore Life Insurance Company/Life of Maryland, Inc.***

10.13 Stock Purchase Agreement dated August 12, 1999 between the Company and Taim Investment Company regarding Structural Holdings, Inc.****

10.14 Employment Agreement between the Company and J. Andrew Moorer dated February 1, 1999.*****

10.15 Option dated February 19, 1999 by and between J. Andrew Moorer and Oliver North.*****

10.16 Promissory Note dated May 1, 1999 from Taim Special Equities III to the Company.*****

10.17 Consulting Agreement between the Company and Structural Holdings, Inc. dated April 1, 1999.*****

10.18 Consulting Agreement between the Company and Oliver L. North dated February 19, 1999.*****

10.19 Consulting Agreement between the Company and Redwood MicroCap Fund, Inc. dated December 31, 1998.*****

Exhibit
Number            Description
-------           -----------
11.0       Statement re: Computation of Per Share Earnings*****

21.1       Subsidiaries *******

23.1       Consent of Neuman & Drennen, LLC

23.2       Consent of Hein & Associates

24 Power of Attorney (included in the Signature Page to this Registration Statement)

27.0       Financial Data Schedule******

* Filed as an Exhibit to the Company's Registration Statement on Form SB-2 dated March 22, 1996 (Reg. No. 333-2712-NY) and incorporated herein by reference.

** Filed as an Exhibit to the Company's 1996 Form 10-KSB dated April 15, 1997 and incorporated herein by reference.

*** Filed as an Exhibit to the Company's 1997 Form 10-KSB dated March 31, 1998 and incorporated herein by reference.

**** Filed as an Exhibit to the Company's Current Report on Form 8- K/A-3 filed with the Commission on August 16, 1999

***** Filed as an Exhibit to the Company's 1999 Form 10-KSB dated April 14, 2000, and incorporated herein by reference.

****** Filed as an Exhibit to the Company's Form 10-QSB dated May 22, 2000, and incorporated herein by reference

******* Filed as an Exhibit to the Company's Registration Statement on Form SB-2 dated May 30, 2000, and incorporated herein by reference.